 As filed with the Securities and Exchange Commission on February 26, 1999

                                                 Registration No. 333-70887
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

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                             Creditrust Corporation
             (Exact name of registrant as specified in its charter)

        Maryland                      7389                    52-1754916
                               (Primary Standard               (I.R.S.
       (State of                   Industrial           EmployerIdentification
     incorporation)           Classification Code                No.)
                                    Number)

                            7000 Security Boulevard
                         Baltimore, Maryland 21244-2543
                                 (410) 594-7000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                --------------

                                Joseph K. Rensin
                      Chairman and Chief Executive Officer
                             Creditrust Corporation
                            7000 Security Boulevard
                           Baltimore, Maryland 21244
                                 (410) 594-7000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

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  Copies of all communications, including all communications sent to the agent for service, should be sent to:

                             Henry D. Kahn, Esquire
                             Piper & Marbury L.L.P.
                            36 South Charles Street
                           Baltimore, Maryland 21201
                                  410-539-2530

                                --------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box:[X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

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                        CALCULATION OF REGISTRATION FEE
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 Title of Each Class of
       Securities        Amount to be      Proposed Maximum            Proposed Maximum            Amount of
    to be Registered      Registered  Offering Price Per Share(1) Aggregate Offering Price(1) Registration Fee(2)
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Common Stock, $.01 par
 value per share.......    450,000              $ 23.19                   $10,434,375               $2,901

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(1) Calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

(2) The registration fee was previously paid on January 21, 1999.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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                                 450,000 Shares

                             Creditrust Corporation

                                  Common Stock

                                  -----------

  The selling stockholders identified in this prospectus are offering all the common stock sold in the offering. Their common stock is issuable upon conversion of warrants issued in a private placement before our initial public offering in August 1998. On April 9, 1998, Creditrust issued units consisting of $100,000 principal amount of senior subordinated notes and warrants to purchase common stock. We retired our senior subordinated notes with a portion of the proceeds of the initial public offering in August 1998. We will not receive any proceeds from the sale of shares by the selling stockholders, but will receive proceeds equal to the exercise price of the warrants when they are exercised. None of our officers or directors are selling stockholders.

  The common stock is listed on the Nasdaq National Market under the symbol "CRDT." On February 23, 1999 the closing price of one share of our common stock was $ 25.25.

                                  -----------

  Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4 .

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities commission approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this Prospectus is         , 1999.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   4
Use of Proceeds..........................................................   9
Price Range of Common Stock..............................................   9
Dividend Policy..........................................................   9
Capitalization...........................................................  10
Selected Financial Data..................................................  11
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  12
Business.................................................................  25
Management...............................................................  38
Certain Transactions.....................................................  44
Selling Stockholders.....................................................  45
Description of Capital Stock.............................................  46
Shares Eligible for Future Sale..........................................  49
Plan of Distribution.....................................................  50
Legal Matters............................................................  51
Experts..................................................................  51
Index to Consolidated Financial Statements............................... F-1

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information and consolidated financial statements and the related notes appearing elsewhere in this prospectus.

   This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and the related notes.

                                  The Company

   Overview. Creditrust Corporation is a leading information-based purchaser, collector and manager of defaulted consumer receivables. Defaulted consumer receivables are the unpaid debts of individuals to credit grantors, including banks, finance companies, retail merchants and other service providers. We seek to use our proprietary pricing models and software systems as well as extensive information databases to generate high rates of return on purchased receivables. Most of our receivables are VISA(R) and MasterCard(R) credit card accounts that the issuing banks have charged off their books for non-payment. By purchasing receivables, we allow credit grantors to enhance their yields by making a recovery on these charged-off accounts. Since Creditrust's founding in 1991 through December 31, 1998, we have invested $69.0 million to purchase receivables at a significant discount. At December 31, 1998, we managed 1.3 million accounts with a charged-off amount of over $2.5 billion. We currently have over 640 employees and operate two facilities which can accommodate over 900 employees.

   We believe that the amount of consumer credit card charge-offs has grown and will continue to grow at a very rapid rate. According to the Nilson Report, gross credit card charge-offs were $9.1 billion in 1990 and increased to $36.3 billion in 1997. We also believe that the number of credit grantors selling their charged-off receivables has grown and will continue to grow.

   We believe we resolve receivables more efficiently than our competitors, credit grantors and third-party collection agencies. We can tailor repayment plans to help obligors, whom we refer to as customers, repay their obligations as part of a monthly budget. We use a customer-focused approach which emphasizes treating customers with dignity and respect. Many of our customers have recently experienced some life-altering event, such as divorce, job loss or major illness and are currently trying to recover financially from their setback. By using a friendly approach and providing, when necessary, flexible repayment plans, we help customers resolve their credit problems. Our customer-focused approach not only aids our customers but also enables us to realize a greater return on our receivables. Our experience is that customers are generally more willing to repay their debts when treated respectfully.

   Technology. We use technology to enhance the return on our receivables. When we purchase receivables, we use our Portfolio Analysis Tool (PAT), a proprietary portfolio analysis software system. PAT uses historical information we maintain about all receivables we have managed in the past to help to forecast future recoveries on receivables and to enable us to determine the appropriate price to pay for a portfolio of receivables. When we collect on and manage purchased receivables, we use Mozart, our proprietary revenue and workflow management software. Mozart assists us in locating customers, determining the appropriate repayment plans for our customers and monitoring repayment by our customers. These systems allow us to:

  .  buy portfolios on more favorable terms;

  .  collect the portfolios efficiently; and

  . identify trends in defaulted consumer portfolios earlier than our competitors who lack our information advantage.

   Business Strategy. Our business goal is to be the most efficient purchaser, collector and manager of defaulted consumer receivables within our targeted markets. We seek to attain this goal by emphasizing customer-focused services, investing in information technology and maintaining an information advantage over our competitors. The key elements of our business strategy are:

  . enhance our knowledge about our customer base by continuously expanding our information databases;

  .  emphasize our flexible, customer-focused collection process;

  . maintain strong relationships with credit grantors so that we can continue to purchase defaulted receivables on advantageous terms;

  . continue to train our employees to act as financial counselors in the collections process;

  . service substantially larger volumes of receivables without proportionally increasing our servicing costs; and

  . selectively develop new products and services for our expanding customer base.

   Funding Sources. We have funded our receivables purchases and the expansion of our business through a combination of bank and other warehouse funding, public and private equity funding and asset-backed securitizations. We raised net proceeds of $27.3 million in our initial public offering in July 1998. We currently have a total of $50.0 million in revolving warehouse facilities from two lenders, and we completed $42.0 million in two asset-backed securitizations in June and December 1998.

   We were incorporated in Maryland in 1991 and our main offices are located at 7000 Security Boulevard, Baltimore, Maryland 21244. Our telephone number is
(410) 594-7000.

                                  The Offering


 Common stock offered by the selling stockholders.. 450,000 shares. See "Plan of Distribution."
 Use of proceeds................................... We will not receive any proceeds from the sale of
                                                    the Shares but will receive
                                                    a total of $5.6 million if
                                                    all of the warrants are
                                                    exercised, if ever.
 Nasdaq National Market Symbol..................... CRDT

                             Summary Financial Data
                   (dollars in thousands, except share data)

                                             As of and for
                                      the Year Ended December 31,
                          -------------------------------------------------------
                            1994       1995       1996        1997        1998
                          ---------  ---------  ---------  ----------  ----------
Statement of Earnings
 Data:
Revenue.................  $   3,639  $   4,560  $   5,521  $    9,826  $   34,874
Total Expenses from
 Operations.............      2,984      3,114      4,518       8,782      16,805
Earnings Before
 Extraordinary Loss.....        265        734        474         456      10,761
Extraordinary Loss......        --         --         --          --         (566)
Net Earnings............        265        734        474         456      10,195
Basic Earnings per
 Common Share ..........        .04        .12        .08         .08        1.49
Diluted Earnings per
 Common Share...........  $     .04  $     .12  $     .08  $      .08  $     1.48
Weighted Average Number
 of Basic Shares
 Outstanding............  6,000,000  6,000,000  6,000,000   6,000,000   6,827,506
Weighted Average Number
 of Diluted Shares
 Outstanding............  6,000,000  6,000,000  6,000,000   6,000,000   6,898,870
Other Data:
Weighted Average
 Investment in Finance
 Receivables(1).........  $   1,470  $   1,731  $   3,198  $    5,842  $   13,574
Collections on Managed
 Receivables(2).........      3,971      4,914      6,252      12,420      20,585
EBITDA(3)...............        726      1,538      1,162       1,268      18,751
Collections Applied to
 Principal (Accretion)
 on Finance
 Receivables............        328        670        832       2,111      (3,413)
Cash Flows provided by
 (used in):
 Operating Activities...        191        982      1,207       1,237         258
 Investing Activities...       (738)      (585)    (4,188)      1,431     (24,951)
 Financing Activities...      1,015       (138)     2,909      (2,374)     31,830
Charged-off Balance of
 Managed Receivables (at
 end of year)(2)........  $ 119,256  $ 175,512  $ 434,563  $1,104,647  $2,535,256
Number of Managed
 Accounts...............     55,524     84,528    213,899     580,353   1,267,369
Number of Employees.....         44         61        125         245         639

                          As of December 31, 1998
                         ---------------------------
                          Actual     As adjusted(4)
                         ----------- ---------------
Balance Sheet Data:
Cash and Cash
 Equivalents............ $     7,906            $13,420
Total Debt..............       6,789              6,789
Total Stockholders'
 Equity.................      46,425             51,939

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(1) This represents only receivables owned by us. This does not include receivables owned by other parties but serviced by us, including receivables that are included in our securitizations.

(2) Managed receivables includes receivables that we own and receivables that we service but do not own, including receivables included in our securitizations.

(3) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is presented because we rely on this indicator in the management of our business as a key measure of our ability to derive cash from our investing and financing activities and because it provides useful information regarding our ability to service existing debt, incur additional debt and fund the purchase of additional receivables or meet other capital requirements. For instance, an increase in EBITDA would generally indicate to us that increases in income on finance receivables and servicing fees represent increased capacity to fund purchases of additional portfolios without reliance on external funding sources. Conversely, a reduction in the indicator would mean that there was less internally generated cash available for new portfolio investments. Additionally, the manner in which we compute EBITDA may not be the same way in which other companies compute similarly described data. Therefore, this data may not be comparable to similarly titled measures of other companies.

(4) Gives effect to the issuance of 450,000 shares of common stock and the application of the net proceeds from the exercise of the warrants. As of December 31, 1998, there are outstanding exercisable employee stock options, most of which are not currently exercisable, to purchase an aggregate of 312,500 shares of common stock at a weighted average exercise price of $15.65 per share.

                                  RISK FACTORS

   Before you invest in the common stock, you should be aware of various risks associated with an investment in our common stock, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase the common stock.

   This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The outcome of the events described in these forward-looking statements is subject to risks and the actual outcome could differ materially. The sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this prospectus contain a discussion of some of the factors that could contribute to these differences.

Receivables May Not Be Collectible

   We purchase, collect and manage previously defaulted consumer receivables generated by consumer credit card and other consumer credit transactions. These are obligations that the individual consumer has failed to pay when due. We purchase the receivables from credit grantors, including banks, finance companies, retail merchants and other service providers. Substantially all of the receivables consist of account balances that the credit grantor has deemed uncollectible and has charged off from its books. Before we purchase the receivables, the credit grantors generally make numerous attempts to collect on the defaulted accounts. Credit grantors typically use their in-house collection departments, as well as third-party collection agencies to attempt to collect on the overdue payments. We purchase the receivables at a significant discount to the amount the customer owes. We believe we can successfully obtain recoveries on the receivables in amounts in excess of the amount we pay for the receivables. Despite this belief, actual recoveries on the receivables may vary as the result of a variety of factors within and beyond our control and may be less than the amount we expect to recover. We cannot assure the timing or amounts to be collected on our receivables.

We May Not Be Able to Maintain Our Growth Rate

   We expanded rapidly during the last two years, placing great demands on our management, administrative, operational and financial resources. As of December 31, 1998, we managed 1.3 million customer accounts, up from 580,000 customer accounts at December 31, 1997. We are trying to continue our rapid growth, which will place additional demands on our resources. Future growth will depend on numerous factors including our ability to:

  . develop and expand relationships with credit grantors;

  . recruit, train and retain a sufficient number of qualified employees;

  . obtain additional financing to purchase additional receivables;

  . maintain quality service to our customers and credit grantors; and

  . enhance and maintain our information technology, operational and financial systems.

   We may not be able to manage our expanding operations effectively or maintain our historical collection rates, growth or profitability. Our failure to do any of these things would have a material adverse effect on our business, profitability and financial condition.

Labor Shortages Could Diminish Our Growth and Profitability

   Our industry is very labor intensive and generally experiences high rates of personnel turnover. We experienced an approximate personnel turnover rate of 15% for 1995, 12% for 1996, 15% for 1997, and 15% for 1998. We calculate this annual personnel turnover rate by dividing the number of employees who left the company during a particular month by the number of employees who were employed at the beginning of the month, averaged over 12 months.

   Because of our growth plans and our personnel turnover, our business requires recruiting and training significant numbers of qualified personnel. A higher turnover rate among our employees would increase our recruiting and training costs and could adversely impact our business. If we are unable to recruit and retain enough employees, we will be forced to limit our growth or possibly curtail operations. If companies in our business and similar industries, such as the collection agency business and the teleservices and telemarketing industries, increase their efforts to recruit available qualified employees, or if new companies recruit in our labor market, our business and profitability could be adversely affected. These adverse effects could include reducing our ability to hire, train and retain qualified employees or increasing our employee costs.

We Depend on Financing to Purchase Receivables

   Our continued success depends on our ability to raise new capital to help us purchase new receivables. On September 29, 1998, we entered into a warehouse facility which provided $30 million to finance the purchase of additional receivables. In addition, on October 28, 1998, we entered into a $20 million line of credit facility which we use to finance additional purchases of receivables. We have also funded our operations through equity offerings and securitizations. If we cannot complete other financing transactions in the future, our future growth and profitability will be materially adversely affected. Our ability to finance further purchases of receivables depends on our continued success in predicting collectibility and cash flows on the pools of receivables we manage. We cannot guarantee that our operating performance will attract further financing. Prevailing interest rates may also affect the cost of future financings, the value of future receivables and our profit margins on receivables. In recent months, the market for securitizations of many asset classes, including defaulted consumer receivables, has been very volatile. We cannot be certain that we will be able to complete future securitization transactions or that the terms of any future securitization will be beneficial to us.

Securitizations Expose Us to Various Risks

   In June 1998, we completed a securitization of $412 million of charged-off amount of receivables we owned and $692 million of charged-off amount of receivables owned by a third party and serviced by us. We completed a second securitization of $956 million of charged-off amount of receivables we owned in December 1998. The securitizations resulted in recognition of $17.0 million of gain on sale included in our statement of earnings, which represented a significant portion of our total revenues for 1998. We also recorded as assets residual investments in the securitizations. We receive servicing income with respect to the securitizations, but in an amount considerably less than the income on finance receivables we would have received had we not securitized these receivables. We record changes in the unrealized gain or loss on our residual investment in securitizations as a separate component of stockholders' equity. However, we would make a charge to our earnings if there was a decline in the fair value of the investment in securitizations which was larger than any unrealized gain and deemed other than temporary. As a result, our quarterly financial statements will be materially affected by the timing of securitization transactions and could be materially adversely affected by any possible future write-down associated with securitizations or changes in the fair value of the residual investment in securitizations. This also may make quarter-to-quarter comparisons difficult to interpret.

   We could lose the right to service the receivables included in securitizations for a variety of reasons. These reasons include defaults in servicing obligations, breaches of representations and warranties related to a securitization, bankruptcy or other insolvency of Creditrust, and other matters. The loss of the right to service the receivables included in the securitizations would have a material adverse effect on us.

Our Stock Price May be Adversely Affected by Fluctuations in Our Quarterly Operating Results

   Because of the nature of our business, our quarterly operating results may fluctuate in the future which may adversely affect the market price of the common stock. The reasons our results may fluctuate include:

  . The timing and size of any future securitization transactions. When we securitize, we recognize gain on sale revenues in the period of the sale and reduce our income on finance receivables related to the securitized receivables in the succeeding periods.

  .  The timing and amount of collections on our receivables.

  . Any charge to earnings resulting from a decline in value of our investment in securitizations.

  . Increases in operating expenses associated with the growth of our operations.

   For example, our earnings from operations (pre-tax) in the second quarter of 1998 were $5.1 million as compared to a net loss from operations (pre-tax) of $371,000 in the third quarter of 1998. This loss occurred primarily because we sold most of our owned receivables in a securitization in June 1998. This transaction eliminated the income on finance receivables that would have been generated by those receivables in the third quarter. In addition, our operating expenses increased during the third quarter as we added staff to service the larger volume of owned and securitized receivables managed by us.


We Use Estimates in Our Accounting

   If the value of the portfolios of receivables we purchase turns out to be less than we estimated, our operating results may be adversely affected. We recognize revenue based on estimates of future collections on the pools of receivables we manage. Although our estimates are based on statistical analysis, the actual amount collected by us on these pools may not correlate to our historical statistical experience. If collections on these pools are less than estimated, we may be required to take a charge to earnings in an amount that could materially adversely affect our earnings.

   Unanticipated future events, including further refinements to our cash flow models, may result in changes in estimates in future periods. We adjust our models with a view toward refining the predictability of both the amount and timing of collections. For the years ended December 31, 1995 and 1996, we relied largely on the average past performance of our entire portfolio. After extensive statistical analysis of static pool performance data during the year ended December 31, 1997, we implemented a further refinement in our cash flow models. The refinement included static pool-specific estimates and had the effect of reducing total future projected cash flows on a portfolio-wide basis. The total effect on the individual static pools of this change in estimates was to decrease net earnings for the year ended December 31, 1997 by approximately $700,000 after taxes from the amount which would have been computed prior to this change. While we believe that our cash flow models will continue to provide accurate forecasts of future collections, changes in collection patterns within our portfolios, which may result from a variety of factors beyond our control, including changes in general economic conditions and changes in consumer attitudes toward repayment of defaulted obligations, may make our previous estimates inaccurate or alter the way we make future estimates.

Possible Shortage of Receivables for Purchase

   Our success depends on the continued availability of receivables that meet our requirements. The availability of portfolios of receivables for purchase at favorable prices depends on a number of factors outside of our control, including the continuation of the current growth trend in consumer debt and competitive factors affecting potential purchasers and sellers of portfolios of receivables. Any slowing of the consumer debt growth trend could result in less credit being extended by credit grantors. Consequently, fewer receivables could be available at prices that we find attractive. If new competitors enter our business, our access to additional receivables may become limited. In addition, if our competitors raise the prices they are willing to pay for portfolios of receivables above those we wish to pay, we may be unable to buy receivables at prices consistent with our historic return targets.

We Depend on Management and Key Personnel

   We believe that our success depends on the performance and continued services of senior management. We do not have an employment agreement with Joseph K. Rensin, Chairman and Chief Executive Officer, but do maintain "key man" life insurance coverage in the amount of $4.0 million on Mr. Rensin. We have employment agreements with each of our other executive officers. The loss of the services of Mr. Rensin or other members of the senior management team could have an adverse effect on our operations and financial results.

Control by Principal Stockholder

   Joseph K. Rensin owns 65.0% of the common stock. If all the shares of common stock offered by this prospectus are sold, Mr. Rensin will beneficially own approximately 61.5% of the outstanding common stock. Mr. Rensin will be able to control effectively most matters requiring approval by our stockholders, including the election of directors, the approval of charter amendments, and the approval of major transactions for which stockholders have approval rights.

Directors and Executive Officers Have Been Involved in Litigation and Other Matters

   In 1986, Mr. Rensin and a partner formed a company which engaged in the business of purchasing and operating pay telephones. During 1987, while Mr. Rensin was in his senior year in college, a dispute arose between this company and an individual who had purchased telephones that were to be placed in service by the company. Ultimately, the commercial dispute was settled for a nominal amount and the return to the individual of the telephone equipment and a full release was executed. Subsequently, in September 1987, the individual swore out a criminal complaint with the local authorities in a Maryland county against the company and Mr. Rensin. The local prosecutor did not act on the complaint and it was dismissed in October of 1987 and subsequently expunged from the court records. A related civil suit was filed in January 1989 by the same individual against Mr. Rensin, his partner and the company but was later dismissed for failure to proceed. Mr. Rensin was 21 years of age at the time this matter arose.

   In 1990, Mr. Rensin and Mr. Witlin formed PrimEquity, Inc., which engaged in the business of purchasing properties at foreclosure sales and renovating the properties for future sale. In 1990, PrimEquity purchased a house prior to foreclosure in a transaction structured as a sale and lease back with an option to repurchase. The seller was represented by counsel in the transaction, which closed through an independent title company. After the sale, the seller/lessee failed to make the required rental payments and vacated the house. The house was subsequently renovated by PrimEquity and sold to a third party in 1991. In mid-1992, the seller filed a civil lawsuit alleging that PrimEquity and Mr. Rensin had led the plaintiff to believe that the transaction was a loan and not a sale, that she did not need to make the rent payments called for in the rental agreement, and that the house was being renovated to give the plaintiff a better place to live. Defendants denied the allegations, and asserted that they had acted in accordance with their rights under the parties' written agreements. Five of the six claims in the plaintiff's complaint were dismissed, leaving only a claim for fraud. After a jury trial, the defendants were found liable and the plaintiff was awarded damages. Both parties appealed, and the case subsequently settled for $85,000 while on appeal.

   In early 1997, in connection with a proposed private securitization transaction for Creditrust, it came to the attention of a potential investor that information about Mr. Rensin submitted on Mr. Rensin's behalf in connection with the transaction inaccurately stated that he was a graduate of the University of Maryland. In fact, Mr. Rensin lacked nine course credits necessary to graduate and did not receive a degree. Mr. Rensin promptly corrected this information. However, the securitization ultimately did not close because the potential lead investor withdrew from the transaction. Mr. Rensin has voluntarily brought these circumstances to the attention of investors and underwriters in all subsequent securitizations and related financing transactions by Creditrust.

Competition

   Our business is highly competitive, and we expect that competition from new and existing companies will intensify. We compete with other purchasers of defaulted consumer receivables and with third-party collection agencies. Our ability to obtain new customers is also affected by the financial services companies that choose to manage their own defaulted consumer receivables. Some of these companies may have substantially greater personnel and financial resources. We seek to compete with these companies on the basis of our superior information technology capabilities, which we believe enable us to purchase, collect and manage receivables more effectively than our competitors. Following allegations of fraud, our competitor Commercial Financial Services, Inc. recently filed for protection from its creditors under the federal bankruptcy laws. We are unable to assess the potential long-term effect of this development on our industry or the markets for purchasing and financing defaulted consumer receivables.

Government Regulation May Limit Our Collection Activities

   Some aspects of our operations are governed by consumer protection laws and regulations. Federal and state consumer protection and related laws and regulations govern the relationship of a customer and a creditor. Significant laws include the Fair Debt Collection Practices Act, the Federal Truth-In-Lending Act, the Fair Credit Billing Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and the Electronic Funds Transfer Act (and various federal regulations which relate to these acts), as well as comparable statutes in the states where customers reside or where credit grantors are located. Some of these laws may apply to our collection activities. If credit grantors who sell receivables to us fail to comply with these laws, our ability to collect on those receivables could be limited regardless of any act or omission on our part. Although we frequently receive indemnities from credit grantors against violations of law, these indemnities may not be adequate to protect us from losses on the receivables or liabilities to customers. Our failure to comply with these laws may also limit our ability to collect on the receivables.

   Additional consumer protection laws may be enacted that could impose requirements on the enforcement of and collection on receivables. Any new laws or rulings that may be adopted may adversely affect our ability to collect on the receivables. In addition, our failure to comply with those laws applicable to us could adversely affect our ability to enforce the receivables.

Anti-takeover Provisions May Inhibit Changes of Control

   Our charter and bylaws and Maryland law contain provisions which could make it more difficult for a third party to acquire us, even if such a change in control would be beneficial to our stockholders.

Shares Eligible for Future Sale

   If one or more of our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of warrants or options) in the public market, the market price of our common stock could drop. Such sales could make it difficult for us to raise funds through future offerings of common stock.


   As of December 31, 1998, there were 7,984,480 shares of common stock outstanding. If all of the warrants are exercised, there will be 8,434,480 shares of common stock outstanding. Of these shares, 2,808,711 shares sold in the initial public offering are freely tradeable without restriction, except for any shares purchased by an "affiliate." In addition, the 450,000 shares of common stock offered by this prospectus will be freely tradeable without restriction when the registration statement registering these shares becomes effective. Mr. Rensin has owned 5,191,289 shares of common stock for more than two years and these shares have not been registered under the Securities Act of 1933, as amended. These shares may be sold under Rule 144 of the Securities Act, including the volume limitations.

   A warrant holder that purchased 54,000 warrants has agreed, subject to certain exceptions, not to sell or otherwise dispose, directly or indirectly, of any shares of common stock until April 1999.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.


                       PRICE RANGE OF COMMON STOCK

   We initially offered our common stock to the public on July 29, 1998 at a price of $15.50 per share. Our common stock is quoted on the Nasdaq National Market under the symbol "CRDT." The following table sets forth the high and low closing sales prices as reported by the Nasdaq National Market.

                                                                   High   Low
                                                                  ------ ------
   1998
     Third Quarter (from July 29, 1998).......................... $17.13 $14.50
     Fourth Quarter..............................................  25.00  12.63
   1999
     First Quarter (through February 23, 1999)...................  27.25  23.19

   On February 23, 1999, the last sale price for the common stock as reported by the Nasdaq National Market was $25.25 per share. On December 31, 1998, approximately 900 holders of record held our common stock.

                             DIVIDEND POLICY

   We have never declared or paid dividends on our common stock. We expect that we will retain future earnings, if any, to finance the growth and development of our business. Thus, we do not intend to declare or pay dividends on the common stock in the foreseeable future. Our board of directors will determine when to declare and pay dividends and the amount of any such dividends. Our board would be required to consider our future earnings, results of operations, financial condition and capital requirements before deciding to declare a dividend. Also, under Maryland law, we are prohibited from paying any dividend unless after giving effect to the payment of the dividend (i) we may continue to pay our debts in the ordinary course of business, and (ii) our assets equal or exceed our liabilities plus the preferences of any outstanding preferred equity securities upon dissolution. Our line of credit facility restricts payments of dividends that would reduce our net worth below a certain amount. Future credit facilities may have similar or more stringent restrictions.

                                 CAPITALIZATION

   The following table sets forth our actual capitalization as of December 31, 1998 and as adjusted to give effect to the assumed exercise of all outstanding warrants. To better understand this table you should review Management's Discussion and Analysis of Financial Condition and Results of Operations, our consolidated financial statements, including the related notes, and the other financial information included elsewhere in this prospectus.

                                                         December 31, 1998
                                                       -----------------------
                                                       Actual   As Adjusted(1)
                                                       -------  --------------
                                                       (dollars in thousands)
   Debt:
     Notes Payable.................................... $ 6,789     $ 6,789

   Stockholders' Equity:
     Preferred Stock, par value $0.01 per share,
      5,000,000 shares authorized; none issued and
      outstanding.....................................     --          --
     Common Stock, par value $0.01 per share,
      20,000,000 shares authorized; 8,000,000 shares
      issued and 7,984,480 shares outstanding; and
      8,450,000 shares issued and 8,434,480 shares
      outstanding, as adjusted........................      80          85
     Paid-in Capital..................................  27,754      33,263
     Retained Earnings................................  12,146      12,146
     Net unrealized gains on available for sale
      securities......................................   6,714       6,714
     Stock held for benefit plans.....................    (269)       (269)
                                                       -------     -------
       Total Stockholders' Equity.....................  46,425      51,939
                                                       -------     -------
         Total Capitalization......................... $53,214     $58,728
                                                       =======     =======

--------
(1) In addition, Creditrust had outstanding as of December 31, 1998, options to purchase 312,500 shares of Common Stock at a weighted average exercise price of $15.65 per share.

                            SELECTED FINANCIAL DATA
                   (dollars in thousands, except share data)

   The following table sets forth our selected balance sheet, statement of earnings and cash flow data as of the end of and for each of the years in the five-year period ended December 31, 1998. The selected financial data for the years ended December 31, 1995, 1996, 1997 and 1998 have been derived from our audited financial statements. The selected financial data for the year ended December 31, 1994 has been derived from unaudited financial statements not included in this prospectus. Our consolidated balance sheets as of December 31, 1997 and 1998 and our consolidated statements of earnings, stockholders' equity and comprehensive income and cash flows for the years ended December 31, 1996, 1997 and 1998 are included elsewhere in this prospectus. The selected financial data presented below should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included in this prospectus.

                                As of and for the Year Ended December 31,
                          ----------------------------------------------------------
                             1994        1995        1996        1997        1998
                          ----------  ----------  ----------  ----------  ----------
Statement of Earnings
 Data:
Revenue:
 Income on Finance
  Receivables...........  $    3,639  $    4,560  $    5,521  $    7,246  $   12,817
 Servicing Fees.........         --          --          --        2,580       3,110
 Interest on Investment
  in Securitizations....         --          --          --          --          534
 Gain on Sale...........         --          --          --          --       18,414
                          ----------  ----------  ----------  ----------  ----------
Total Revenue...........       3,639       4,560       5,521       9,826      34,875
Expenses from
 Operations:
 Personnel..............       1,390       1,847       2,618       5,922      11,918
 Communications.........         361         404         573         912       1,645
 Rent...................         216         240         382         853       1,195
 Other Expenses.........       1,016         624         945       1,095       2,047
                          ----------  ----------  ----------  ----------  ----------
Total Expenses from
 Operations.............       2,983       3,115       4,518       8,782      16,805
                          ----------  ----------  ----------  ----------  ----------
Earnings from
 Operations.............         656       1,445       1,003       1,044      18,070
Other Income (Expense)..        (252)       (249)       (213)       (362)       (304)
                          ----------  ----------  ----------  ----------  ----------
Earnings Before Income
 Taxes and Extraordinary
 Loss...................         404       1,196         790         682      17,766
Provision For Income
 Taxes..................         139         462         316         226       7,005
                          ----------  ----------  ----------  ----------  ----------
Earnings Before
 Extraordinary Loss.....         265         734         474         456      10,761
Extraordinary Loss (net
 of taxes)..............         --          --          --          --         (566)
                          ----------  ----------  ----------  ----------  ----------
Net Earnings............         265         734         474         456      10,195
                          ==========  ==========  ==========  ==========  ==========
Basic Earnings per
 Common Share...........         .04         .12         .08         .08        1.49
Diluted Earnings per
 Common Share...........  $      .04  $      .12  $      .08  $      .08  $     1.48
Weighted Average Number
 of Basic Shares
 Outstanding............   6,000,000   6,000,000   6,000,000   6,000,000   6,827,506
Weighted Average Number
 of Diluted Shares
 Outstanding ...........   6,000,000   6,000,000   6,000,000   6,000,000   6,898,870
Other Data:
Weighted Average
 Investment in Finance
 Receivables(1).........  $    1,470  $    1,731  $    3,198  $    5,842  $   13,574
Collections on Managed
 Receivables(2).........       3,971       4,914       6,252      12,420      20,585
EBITDA(3)...............         726       1,538       1,162       1,268      18,751
Collections Applied to
 Principal (Accretion)
 on Finance
 Receivables............         328         670         832       2,111      (3,413)
Cash Flows Provided by
 (Used in)
 Operating Activities...         191         982       1,207       1,237         258
 Investing Activities...        (738)       (585)     (4,188)      1,431     (24,951)
 Financing Activities...       1,015        (138)      2,909      (2,374)     31,830
Charged-off Balance of
 Managed
 Receivables(2).........  $  119,256  $  175,512  $  434,563  $1,104,647  $2,535,256
Number of Managed
 Accounts...............      55,524      84,528     213,899     580,353   1,267,369
Number of Employees.....          44          61         125         245         639
Balance Sheet Data:
Cash and Cash
 Equivalents............  $      289  $      548  $      476  $      770  $    7,906
Total Debt..............         --          --        3,793       2,106       6,789
Stockholders' Equity....  $      400  $    1,134  $    1,608  $    2,064  $   46,425

-------
(l) This represents only receivables owned by us. This does not include receivables owned by other parties but serviced by us, including receivables that are included in our securitizations.
(2) Managed receivables includes receivables that we own and receivables that we service but do not own, including receivables included in our securitizations.
(3) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is presented because we rely on this indicator in the management of our business as a key measure of our ability to derive cash from our investing and financing activities and because it provides useful information regarding our ability to service existing debt, incur additional debt and fund the purchase of additional receivables or meet other capital requirements. For instance, an increase in EBITDA would generally indicate to us that increases in income on finance receivables and servicing fees represent increased capacity to fund purchases of additional portfolios without reliance on external funding sources. Conversely, a reduction in the indicator would mean that there was less internally generated cash available for new portfolio investments. Additionally, the manner in which we compute EBITDA may not be the same way in which other companies compute similarly described data. Therefore, this data may not be comparable to similarly titled measures of other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   Creditrust Corporation (the "Company" or "Creditrust") is a leading information-based purchaser, collector and manager of defaulted consumer receivables. Receivables are the unpaid debts of individuals to credit grantors, including banks, finance companies, retail merchants and other service providers. Creditrust seeks to use its proprietary pricing models and software systems as well as extensive information databases to generate high rates of return on purchased receivables. Most of its receivables are VISA(R) and MasterCard(R) credit card accounts that the issuing banks have charged off their books for non-payment. By purchasing receivables, Creditrust allows credit grantors to make a recovery on these charged-off accounts.

   From the Company's founding in 1991, the Company has purchased charged-off receivables (measured at the amount charged off by the credit grantors that originated the charged-off VISA(R), MasterCard(R) and private label credit card accounts and consumer loan accounts at the date of charge-off) aggregating $1.4 million in 1991, $22.6 million in 1992, $47.3 million in 1993, $48.0 million in 1994, $56.3 million in 1995, $259.1 million in 1996, $670.0 million in 1997, and $1.4 billion in 1998. Creditrust has invested since its founding in 1991 through December 31, 1998 $69.0 million to purchase receivables at a significant discount. At December 31, 1998, the Company managed 1.3 million accounts with a charged-off amount of over $2.5 billion. The following chart illustrates this growth:

                  Managed Portfolio--Charged-Off Amounts



                              [GRAPH APPEARS HERE]
                                   Millions

                         1991  1992  1993  1994   1995   1996    1997    1998
                         ----  ----  ----  -----  -----  -----  ------  ------
Purchase Amount ($MM)     1.4  22.6  47.3   48.0   56.3  259.1   670.0  1400.0
Total Portfolio ($MM)     1.4  24.0  71.3  119.3  175.6  434.7  1104.7  2504.7

   The following table illustrates Creditrust's collection experience for the periods indicated:

                                          As of and for the Year Ended
                                                  December 31,
                                         ------------------------------
                                           1996      1997       1998
                                         -------- ---------- ----------
                                                 (dollars in thousands)
Revenues:
  Income on Finance Receivables........  $  5,521 $    7,246 $   12,817
  Servicing Fees.......................       --       2,580      3,110
  Interest on Investment in
   Securitizations.....................       --         --         534
  Gain on Sale.........................       --         --      18,414
                                         -------- ---------- ----------
Total Revenues.........................     5,521      9,826     34,875
Collections on Managed Receivables(1)..     6,252     12,420     20,585
Weighted Average Investment in Finance
 Receivables(2)........................     3,198      5,842     13,574
Weighted Average Charged-off Balance on
 Managed Receivables(1)(3).............   248,990    689,924  1,474,085
Charged-off Balance of Managed
 Receivables (at end of period)(1)(4)..  $434,563 $1,104,647 $2,535,256

--------

(1) Managed receivables includes receivables that Creditrust owns and receivables that Creditrust services but does not own, including receivables included in Creditrust's securitizations.

(2) Does not include any receivables for which the Company acts as servicer and represents the average investment balance during the period measured by the financial statement carrying value of portfolios of receivables owned by the Company determined by dividing the total value for the portfolio of receivables at the end of each month in the period by the number of months in the period.

(3) Represents the average of the charged-off balances purchased by the Company determined by dividing the total charged-off balance at the end of each month in the period by the number of months in the period, without regard to collections or receivables settled.

(4) Represents the balance of receivables purchased by the Company as of the end of the period measured by balances charged off by the credit grantors, without regard to collections or receivables settled.

   The Company accounts for its investment in finance receivables on an accrual basis using static pools. Static pools are established using similar accounts with similar attributes, usually based on acquisition timing and/or by seller. Once a static pool is established the receivables in the pool are not changed. The difference between the contractual receivable balance of the accounts in the static pools and the cost of each static pool (the discount) is not recorded since the Company expects to collect a relatively small percentage of each static pool's contractual receivable balance. Each static pool is initially recorded at cost. See Note D of Notes to Consolidated Financial Statements.

   For accounting purposes, each static pool is measured as a unit for the estimated economic life of the static pool (similar to a loan). Income on finance receivables, collections applied to principal on finance receivables and provisions for loss or impairment are established on a pool by pool basis. The effective interest rate for each static pool is estimated based on the estimated monthly collections over the estimated economic life of each pool. The estimated economic life of each static pool is currently five years based on the Company's collection experience. Income on finance receivables is accrued monthly based on each static pool's effective interest rate applied to each static pool's monthly opening carrying value. While these monthly accruals increase the carrying value of each pool, monthly collections received for each static pool reduce each static pool's carrying value. To the extent collections in any period exceed the income accruals for the pool for such period, the carrying value of the pool is reduced and the reduction is recorded as collections applied to principal. After the carrying value of any static pool is fully amortized, any further collections on that pool would be recorded entirely as income on finance receivables. If the income accrual in any period is greater than collections for such period, then the carrying value of the pool accretes. Creditrust typically records accretion in the early months of ownership of the static pool as a result of collection rates being lower than the estimated effective yield, which reflects estimated collections for the entire economic life of the static pool.

   Fair value for each static pool is determined by discounting the projected recovery value (estimated future cash flows) for the pool at the current effective interest rate being used by the Company. Any measurement of impairment and any provision for loss is determined separately for each static pool. To the extent the

Company's estimate of future cash flow for a static pool, discounted at the then current estimated effective interest rate, increases or decreases the Company adjusts the estimated effective interest rate prospectively. To the extent that the carrying value of a particular static pool exceeds its fair value, a valuation allowance will be recognized and charged to expense in the amount of such an impairment. The Company has not recorded an impairment for any period to date. The estimated effective interest rate for each static pool is based on estimates of future cash flows from collections, and actual cash flows may vary from current estimates.

   The Company monitors its models with a view toward refining the predictability of both the amount and timing of collections. For the years ended December 31, 1995 and 1996, the Company relied largely on the average past performance of the Company's entire portfolio. After extensive statistical analysis of static pool performance data during the year ended December 31, 1997, the Company implemented a further refinement in its cash flow models. The refinement included static pool-specific estimates and had the effect of reducing total future projected cash flows on a portfolio-wide basis. The total effect on the individual static pools of this change in estimates was to decrease net income for the year ended December 31, 1997 by approximately $700,000 after taxes from the amount which would have been computed prior to this change. Total cash flow for 1997 was unaffected by the change in future estimates, with the result that the reduction in income on finance receivables was applied to increase the amount of collections applied to finance receivables. See Note D of Notes to Consolidated Financial Statements. While the Company believes that its cash flow models will continue to provide accurate forecasts of future collections, changes in collection patterns within the Company's portfolios, which may result from a variety of factors beyond the Company's control, including changes in general economic conditions and changes in consumer attitudes toward repayment of defaulted obligations, may have an impact on the Company's future estimates.

   The Company also receives servicing fees with respect to the receivables it services but does not own. In the quarter ended September 30, 1997, the Company began recognizing servicing income in connection with its agreement to manage the liquidation of receivables owned by a third party. Under the terms of the servicing agreement, the financial institution had agreed to accept any third-party offer to purchase or allow the Company to securitize these receivables provided the proceeds to the financial institution exceeded a minimum amount. These receivables were included in the Initial Securitization described below. See "--Liquidity and Capital Resources."

   In June 1998, the Company completed its first securitization of finance receivables (the "Initial Securitization"). The Initial Securitization included receivables owned by the Company with a charged-off amount of $412 million and a carrying value of $4.8 million as well as $6.5 million of receivables Creditrust was servicing for a third party with a charged-off amount of $692 million. These receivables were transferred to Creditrust SPV2, LLC ("SPV2"), a special purpose finance subsidiary. SPV2 issued an aggregate principal amount of $14.5 million of 6.43% Creditrust receivables-Backed Notes, Series 1998-1, which notes are secured by the receivables transferred to SPV2 and a financial guaranty insurance policy. The Company completed its second securitization in December 1998 (the "Second Securitization"). The Second Securitization included receivables with a charged-off amount of $956 million and a carrying value of $28.6 million. The Company transferred the receivables to Creditrust SPV98-2, LLC ("SPV98-2"), a special purpose finance subsidiary. SPV98-2 issued an aggregate principal amount of $27.5 million of 8.61% Creditrust Receivables-Backed Notes, Series 1998-2, which notes are secured by the receivables transferred to SPV98-2 and a financial guaranty insurance policy. As of December 31, 1998, the Company owned receivables not contributed to any securitization with a charged-off amount of $475 million and a carrying value of $26.9 million.

   In both securitizations, the projected recovery value of the transferred receivables significantly exceeded the principal balance of the securitization notes, causing the securitization notes to be over-collateralized. The Company retains an investment in securitizations representing this residual interest in the securitized receivables. The Company acts as servicer with respect to the receivables included in both securitizations, and receives a servicing fee equal to 20% of collections. As servicer, the Company continues its collection activities with its customers as it otherwise would with owned receivables. Accordingly, customer relationships are not affected by securitizations.

   After payment of all principal and interest on the securitization notes, the Company will receive all collections, subject to an obligation in the Initial Securitization to pay the seller of a portfolio of receivables, which the Company began servicing in 1997, 10% of collections with respect to this portfolio after aggregate collections on this portfolio exceed a specified amount.

   Both securitizations qualified as sales under generally accepted accounting principles. Upon the closing of the Initial Securitization, the Company: (1) recognized gain on the sale of the owned receivables of $6.0 million, and (2) received total cash of $6.3 million, after payment of the purchase price of the serviced receivables included in the Initial Securitization and repayment of associated debt of $7.5 million in the aggregate and payment of related transaction costs. Of the $6.3 million in total cash, $435,000 was used to fund a reserve account in trust, leaving net cash of $5.8 million for use in the Company's business. Upon the closing of the Second Securitization, the Company:
(1) recognized gain on sale of $11.0 million, and (2) received total cash of $7.4 million, after repayment of associated debt and the Company's cash used to finance the receivables of $19.5 million in the aggregate and payment of related transaction costs. Of the $7.4 million in total cash, $1.6 million was used to fund a reserve account in trust, leaving net cash of $5.8 million for use in the Company's business. The investment in securitizations is accounted for under the provisions of SFAS 115 as debt securities available-for-sale and is estimated to accrue income at the rate of 12% per annum. This accrual is a non-cash item included in the statement of earnings as interest on investment in securitizations and in the balance sheet as a component of the fair value of the investment in securitizations. Once the securitization notes are retired, recoveries will be applied to reduce the carrying amount of the investment in securitizations. The Company records its investment in securitizations at fair value, and any unrealized gains and losses, net of the related tax effect, generally are not reflected in earnings but are recorded as a separate component of stockholders' equity until realized. The fair value of the Company's investment in securitizations was $30.3 million at December 31, 1998, which included an unrealized gain of $11.0 million (pre-tax) or $6.7 million (net of taxes). A decline in the value of the investment in securitizations which is larger than any unrealized gain and which is deemed other than temporary would be charged to earnings and result in the establishment of a new cost basis. The Company may pursue similar securitization transactions in the future. The timing of any future securitizations will affect quarter-to-quarter comparisons. See Notes to Consolidated Financial Statements for additional discussion concerning the financial statement effects of the securitizations.

   Income taxes have been provided in the results of operations based on the statutory federal and state rates on accounting income. Temporary differences arise because income on finance receivables is recognized on the cost recovery method for federal income tax purposes. Under the cost recovery method, gross collections on finance receivables are not taxable until the cost of the finance receivables has been collected. In addition, temporary differences arise from gain on sale because of securitizations which are treated as financings for tax purposes. Permanent differences between the statutory rates and actual rates are minimal. In the past the Company has financed certain portfolio purchases through participations with certain investors, but does not anticipate that this will be used as a funding source in the future. Imputed loan repayments and interest expense on payments to participants are recorded as costs for tax purposes when due based on collection participation levels. Temporary differences in recognition of income on finance receivables and gain on sale have resulted in deferred tax liabilities. Temporary differences in recognition of payments to participants and deferred gain generally have accumulated deferred tax assets. The Company's deferred tax liabilities have grown as a result of the rapid increase in purchases of receivables and gains from securitizations by the Company, providing the Company with additional liquidity offered by the deferred tax liabilities. Management expects deferred tax liabilities to increase as long as the operating expenses on existing and additional finance receivables exceed collections on fully cost recovered portfolios.

Results of Operations

   The following table sets forth certain statement of earnings and supplemental cash flow data on an historical basis, each as a percentage of revenues:

                                                            Year Ended
                                                           December 31,
                                                         -------------------
                                                         1996   1997   1998
                                                         -----  -----  -----
Revenue:
  Income on finance receivables......................... 100.0%  73.7%  36.8%
  Servicing fees........................................   --    26.3    8.9
  Interest on investment in securitizations.............   --     --     1.5
  Gain on sale..........................................   --     --    52.8
                                                         -----  -----  -----
    Total Revenue....................................... 100.0  100.0  100.0
Expenses From Operations:
  Personnel.............................................  47.4   60.3   34.2
  Communications........................................  10.4    9.3    4.7
  Rent and other occupancy..............................   6.9    8.7    3.4
  Other expenses........................................  17.1   11.1    5.9
                                                         -----  -----  -----
    Total Expenses From Operations......................  81.8   89.4   48.2
                                                         -----  -----  -----
Earnings from Operations................................  18.2   10.6   51.8
Other Income (Expense)
  Interest and other....................................   1.3    0.1    0.9
  Interest expense......................................  (5.2)  (3.8)  (1.8)
                                                         -----  -----  -----
Earnings before income taxes and extraordinary loss.....  14.3    6.9   50.9
Provision for income taxes..............................   5.7    2.3   20.1
                                                         -----  -----  -----
Earnings before extraordinary loss......................   8.6    4.6   30.8
Extraordinary loss (net of taxes).......................   --     --    (1.6)
                                                         -----  -----  -----
Net Earnings............................................   8.6    4.6   29.2
                                                         =====  =====  =====
EBITDA..................................................  21.0   12.9   53.8
Collections applied to principal (accretion) on
 receivables............................................  15.1%  21.5%  (9.8)%

Year ended December 31, 1998 Compared to Year Ended December 31, 1997

   Revenues. Total revenues increased by $25.1 million, or 254.9%, from $9.8 million for the year ended December 31, 1997 to $34.9 million for the year ended December 31, 1998. This increase was largely due to $18.4 million in gain on sale and increased income on finance receivables resulting from receivables purchases during the year.

   Income on finance receivables increased by $5.6 million, or 76.9%, from $7.2 million for the year ended December 31, 1997 to $12.8 million for the year ended December 31, 1998. This increase was attributable to the purchase of receivables in the last three quarters of 1998 with proceeds from the sale of the Company's Subordinated Notes, Series 1998 (the "Subordinated Notes"), the initial public offering and the Company's credit facilities. The Company's weighted average investment in receivables increased by $7.8 million, or 132.4%, from $5.8 million during the year ended December 31, 1997 to $13.6 million during the year ended December 31, 1998. The weighted average charged-off balance of the receivables managed by the Company correspondingly increased by $784 million, or 113.7% from $690 million at December 31, 1997 to $1.5 billion at December 31, 1998. Collections on managed receivables increased by $8.2 million, or 65.7%, from $12.4 million for the year ended December 31, 1997 to $20.6 million for the year ended December 31, 1998. The growth in collections was lower than the growth in the managed receivables because lower recovery rates are typically experienced in the early months of ownership of receivables.

   Servicing fees increased by $530,000, or 20.5%, from $2.6 million for the year ended December 31, 1997 to $3.1 million for the year ended December 31, 1998. The increase was due to the receipt of servicing fees under the Initial Securitization. During the last six months of 1997 and the first six months of 1998, the Company received servicing fees associated with certain receivables which ceased when they were included in the Initial Securitization.

   Interest on investment in securitizations was $534,000 for the year ended December 31, 1998. This revenue was associated with the interest accrual on the Company's investment in securitizations, resulting primarily from the Initial Securitization.

   Gain on sale for 1998 included $17.0 million gain on sale resulting from the Company's second and fourth quarter 1998 securitizations, an $800,000 gain on sale in the third quarter of 1998 resulting from the sale of a portfolio of receivables and a $658,000 gain on sale in the first quarter of 1998 resulting from the resale of a portfolio of receivables repurchased under a settlement agreement. In this latter transaction, previously deferred income of $895,000 was recognized against a $235,000 cost of resale.

   Expenses from Operations. Total expenses from operations increased by $8.0 million, or 91.4%, from $8.8 million for the year ended December 31, 1997 to $16.8 million for the year ended December 31, 1998. Operating expenses increased in 1998 primarily as a result of increased personnel expenses associated with the rapid growth of the Company's managed receivables base and associated recovery efforts. The Company's communications and rent expenses also increased as the Company's managed receivables base grew. Operating expenses as a percent of revenues decreased to 48.2% of revenues for the year ended December 31, 1998, as compared to 89.4% of revenues for the year ended December 31, 1997, as the revenues resulting from gain on sale recognized in 1998 substantially offset operating expense growth.

   Personnel expenses increased by $6.0 million, or 101.2%, from $5.9 million for the year ended December 31, 1997 to $11.9 million for the year ended December 31, 1998. Major categories of personnel expense increases included:
(a) recruiting, training and compensation costs associated with the increase in the number of employees from 245 to 639 needed to service the larger volume of managed receivables, and (b) additional costs for development, installation and training associated with the Company's expanded information technology systems.

   Communications costs increased by $733,000, or 80.5%, from $912,000 for the year ended December 31, 1997 to $1.6 million for the year ended December 31, 1998. This increase was due to greater use of credit reporting and long distance telephone services to service the higher volume of managed receivables.

   Rent and other occupancy costs increased from $853,000 for the year ended December 31, 1997 to $1.2 million for the year ended December 31, 1998 as the Company completed its first full year in a second operations center which opened in June 1997. The Company will incur additional rent and occupancy expenses in 1999 associated with its third facility.

   Other expenses increased from $1.1 million for the year ended December 31, 1997 to $2.0 million for the year ended December 31, 1998, primarily as a result of increased professional fees, including accounting and legal fees associated with the Company's capital raising and securitization activities during 1998, and increases in overall staffing levels. Other expenses for the years ended December 31, 1997 and 1998 included (a) contingency legal and court costs of $320,000 and $349,000, respectively, (b) professional fees of $504,000 and $1.0 million, respectively, and (c) general and administrative expenses of $271,000 and $686,000, respectively.

   Earnings from Operations. Earnings from operations increased by $17.1 million from $1.0 million for the year ended December 31, 1997 to $18.1 million for the year ended December 31, 1998. This increase resulted from numerous factors, particularly the increase in gain on sale and income on finance receivables, which more than offset the substantial growth in operating costs associated with the additions to corporate infrastructure to support a substantially larger base of operations.

   Other Income (Expense). Other income (expense) decreased from an expense of $362,000 for the year ended December 31, 1997 to an expense of $304,000 for the year ended December 31, 1998. This decrease resulted from a $298,000 increase in interest and other income primarily due to interest earned on short term cash equivalent investments which were acquired with proceeds from the initial public offering offset by an increase in interest expense of $238,000 as a result of higher borrowing incurred in connection with the Subordinated Notes and the credit facilities.


   Earnings Before Income Taxes and Extraordinary Loss. As the result of the foregoing, earnings before income taxes increased from $682,000 for the year ended December 31, 1997 to $17.8 million for the year ended December 31, 1998.

   Provision for Income Taxes. Income tax rates were 33% for the year ended December 31, 1997 and 39% for the year ended December 31, 1998. The Company's effective tax rate may fluctuate as a result of changes in pre-tax income and nondeductible expenses. Deferred tax liabilities increased from $1.1 million at December 31, 1997 to $11.9 million at December 31, 1998, principally due to the deferred taxes of $10.8 million provided for on the gain on sale related to both securitizations, which were treated as financing transactions for tax purposes, and the reversal of a deferred tax benefit of $345,000 on the first quarter portfolio resale and recognition of deferred income which was previously taxed, offset by $6.1 million in net operating loss carryforward.

   Extraordinary Loss (Net of Taxes). The extraordinary loss of $566,000 (net of taxes) recognized for the year ended December 31, 1998 resulted from the early retirement of $5 million of Subordinated Notes required to be repaid upon the closing of the Company's initial public offering. The carrying value of the debt was $4.6 million due to the value attributed to the warrants issued in connection with the debt and credited to paid in capital. The difference in the carrying value of the debt and the amount owed is original issue discount and was written off upon the early retirement. In addition, $515,000 of offering costs were incurred in connection with the Subordinated Notes net of amortization and charged to extraordinary loss.

   Net Earnings. Net earnings increased by $9.7 million from $456,000 for the year ended December 31, 1997 to $10.2 million for the year ended December 31, 1998. This increase resulted from the same factors which affected earnings from operations, along with a $6.8 million increase in tax expenses and the extraordinary loss of $556,000 upon repayment of the Subordinated Notes.

   EBITDA. EBITDA increased by $17.5 million from $1.3 million for the year ended December 31, 1997 to $18.8 million for the year ended December 31, 1998. EBITDA increased slightly more than earnings from operations primarily because of growth in interest income in 1998.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

   Revenues. Total revenues for the year ended December 31, 1997 were $9.8 million compared to total revenues of $5.5 million for the year ended December 31, 1996, an increase of 78.0%. This increase in revenues was the result of an increase in the weighted average investment in finance receivables from $3.2 million in 1996 to $5.9 million in 1997, as well as the receipt of $2.6 million in servicing income in 1997; there was no servicing income prior to 1997. The 31.2% increase in income on finance receivables resulted from the increase in the amount of collections on higher levels of receivables owned or serviced by the Company in 1997. Offsetting the increase was a decrease of approximately $1.1 million ($700,000 net of deferred tax benefit) in income on finance receivables as a result of the change in estimate of future collections. Collections increased $6.2 million or 98.7%. The weighted average charged-off balances owned or serviced by the Company increased from $249.0 million at the end of 1996 to $689.9 million at the end of 1997, an increase of 177.1%.

   Total Expenses from Operations. Total expenses from operations increased by $4.3 million to $8.8 million in the year ended December 31, 1997 from $4.5 million in the year ended December 31, 1996.

Operating expenses increased over 1996 by 94.4% due to (a) a 126.2% increase in personnel costs as a result of growing total staff from 125 to 245 as of December 31, 1996 and 1997, respectively; (b) a 123.4% increase in rent and occupancy due to the relocation of the headquarters and operations groups into larger space and the start up of the approximately 36,000 square foot operations center in March 1997; (c) increases in communications, other expenses and professional fees as a result of usage increases in long distance, credit reporting, facility, legal and accounting services; and (d) offset by the absence of portfolio repurchase costs in 1997.

   Expenses increased in 1997 primarily as a result of costs associated with recovery on increased purchases of receivables, including the receivables serviced by the Company for a third-party owner, and in anticipation of additional purchases in 1998. Management believes that many of the expense categories discussed above can support the servicing and management of substantially larger volumes of receivables without proportional expense increases.

   Personnel expenses were $2.6 million in 1996 and $5.9 million for the year ended December 31, 1997. Major categories of personnel expense increases included: (a) additional compensation costs for development, installation and training associated with the expanded information technology systems; and (b) a significant investment in senior management infrastructure, including senior management staff in financing, acquisitions, information technology, legal, recovery and skiptrace; and (c) an increase in the number of account officers to service larger volumes of receivables.

   Rent and other occupancy costs were $382,000 and $853,000 in 1996 and 1997, respectively. This increase is attributable to the leasing of additional office space for the headquarters for a full year in 1997 as compared to eight months in 1996, the addition of 36,000 square feet of space for the new operations center started up in the first half of 1997 and depreciation expense increases due to equipment and furniture additions of approximately $1 million for headquarters and the new operations center.

   Other expenses increased from $945,000 for the year ended December 31, 1996 to $1.1 million for the year ended December 31, 1997, primarily as a result of increased professional fees, offset by the elimination of expenses related to portfolio repurchases. Other expenses for the years ended December 31, 1996 and 1997 included (a) contingency legal and court costs of $213,000 and $320,000, respectively, (b) professional fees of $156,000 and $504,000, respectively, and
(c) general and administrative expenses of $192,000 and $271,000, respectively. Other expenses for the year ended December 31, 1996 also included portfolio repurchase costs of $384,000.

   Earnings from Operations. As the result of these factors, and particularly the substantial growth in corporate infrastructure to support a substantially larger base of operations, earnings from operations were $1.0 million in 1996 and $1.0 million in 1997.

   Other Income (Expense). Interest expense increased from $288,000 in 1996 to $377,000 in 1997. Interest attributable to amounts due to participants decreased from $204,000 in 1996 to $21,000 in 1997, as a result of a decrease in the average annual amount outstanding due to participants from $516,000 in 1996 to $68,000 in 1997. The interest expense on the Company's bank credit facility increased from $60,000 in 1996 to $296,000 in 1997 as a result of the establishment of a bank credit facility on September 23, 1996, to provide advances of up to $4.0 million for the purchase of receivables and the increased volume of receivables balances financed with this facility. The facility was retired in June 1998. Interest expense further increased due to two additional equipment leases completed in 1997.

   Earnings Before Income Taxes and Extraordinary Loss. As the result of the foregoing, earnings before income taxes were $790,000 in the year ended December 31, 1996 and $682,000 in the year ended December 31, 1997.

   Provision for Income Taxes. Income taxes for the calendar years ended December 31, 1996 and 1997 were at effective tax rates of 39.9% and 33.0%, respectively. The effective tax rate fluctuates as a result of changes in pre-tax income and nondeductible expenses. Deferred tax liabilities increased from $623,000 at December 31, 1996 to $1,094,000 at December 31, 1997, principally due to growth in timing differences on finance receivables as significantly most of the carrying value in finance receivables has been written off for tax purposes. The increase was partially offset by a deferred tax benefit incurred on an increase of $195,000 in lease incentives attributable to the free rent period on the operations center.

   Net Earnings. Net earnings for the year ended December 31, 1996 were $474,000 versus $456,000 for the year ended December 31, 1997. The 3.7% decrease was attributable principally to higher revenues in 1997 over 1996 of $4.25 million offset by higher costs of $4.35 million and further increased by a $90,000 decrease in tax expenses.

   EBITDA. EBITDA increased $106,000 or 9.1% from $1.2 million to $1.3 million from December 31, 1996 to 1997, respectively. EBITDA increased more than net income due to a decline in the growth rate of interest expense, taxes and depreciation relative to total revenues.

Financial Condition

   Cash and Cash Equivalents. Cash and cash equivalents increased from $770,000 as of December 31, 1997 to $7.9 million as of December 31, 1998, primarily as a result of an increase in net cash from financing activities including the initial public offering offset by investing activities, principally purchases of receivables, and by net cash used in operating activities.

   Finance Receivables. Investment in finance receivables increased 433.0% to $26.9 million, as of December 31, 1998 from $5.0 million as of December 31, 1997. All of the receivables owned as of December 31, 1997 were securitized in the second quarter of 1998 and therefore removed from the balance sheet. The carrying value of the receivables, along with the $6.5 million purchase price of the serviced receivables included in the Initial Securitization, was allocated to cost of sales and the investment in securitizations. Investment in finance receivables was further reduced by an additional $28.6 million of carrying value of receivables included in the Second Securitization. Receivable purchases of $58.3 million during the year ended December 31, 1998 included $6.5 million for the serviced receivables and $51.8 million for additional receivables. The Company purchased the $51.8 million of finance receivables during the year ended December 31, 1998 with a portion of the net proceeds from the initial public offering, the securitizations and other cash on hand.

   Investment in Securitizations. Investment in securitizations increased from none at December 31, 1997 to $30.3 million as of December 31, 1998 as the result of the completion of the securitizations. After payment of interest and principal on the securitization notes, servicing costs, trustee fees, insurance premiums and certain other costs, all remaining cash flows with respect to the securitized receivables are for the account of the Company. The retained investment in securitizations is accounted for at fair value. The fair value of the investment in securitizations was estimated by management based on future projected recoveries employing the Company's Portfolio Analysis Tool (PAT). PAT projected recoveries were reduced by 20% to take into account unforeseen reduced collection trends and further reduced for the estimated costs to service in the future at the 20% servicing rates established in the servicing documents and then discounted at 12% per annum, reflecting the Company's estimate of a reasonable rate of return on a subordinated retained interest. This methodology results in an effective total discount of over 30% applied to the Company's projected recoveries. Interest income is accrued on the carrying value of the investment in securitizations at 12% per annum for the estimated remaining life of the receivables of approximately five years. Once the securitization notes are retired, any collections will be applied to amortize the investment in securitizations including accrued interest income. The investment in securitizations will be accounted for under the provisions of SFAS 115 as a security available for sale and marked to market in the stockholders' equity accounts of the Company. As of December 31, 1998 the amount of fair value over amortized cost is recorded as unrealized gain in the Company's stockholders' equity accounts. As of December 31, 1998, the fair value of investment in securitizations was $30.3 million and the unrealized gain was $11.0 million (pre-tax) or $6.7 million (net of taxes). Unrealized gains may fluctuate based upon changes in the discount rate utilized by the Company and changes in collection rates.

   Property and Equipment. Property and equipment, net, increased 70.7% to $2.4 million as of December 31, 1998 from $1.4 million as of December 31, 1997 due to $1.4 million in purchases (principally through capital leases) of computer equipment net of $369,000 of depreciation.

   Deferred Costs. Deferred costs decreased to $475,000 as of December 31, 1998 from $535,000 as of December 31, 1997. The deferred costs as of December 31, 1997 which represented costs incurred related to the initial public offering and the Initial Securitization, were eliminated upon completion of these transactions in 1998. The deferred costs as of December 31, 1998 represents costs incurred related to the establishment of the revolving line of credit and warehouse facilities.

   Accounts Payable and Accrued Expenses. Accounts payable and accrued expenses increased 148.3% from $653,000 at December 31, 1997 to $1.6 million at December 31, 1998. The increase was principally due to increased accrued legal and accounting costs incurred in connection with the Second Securitization and higher accounts payable associated with increased payroll levels.

   Notes Payable and Capitalized Lease Obligations. Notes payable increased from $2.1 million as of December 31, 1997 to $6.8 million as of December 31, 1998. Capitalized lease obligations increased from $972,000 to $1.7 million for the same period. The increase in notes payable was attributable to receivables purchased under a line of credit facility offset by repayments on the Company's former bank line of credit facility from proceeds from the Initial Securitization in June 1998. The increase in capitalized lease obligations is due to equipment purchases net of lease payments.

   Deferred Income. As of December 31, 1997 the Company had deferred income of $895,000. During the first quarter of 1998, the deferred income was recognized. Historically, the Company purchased receivables from time to time with commitments from a third party to purchase a portion of the newly purchased receivables. The Company entered into three such transactions during 1996 resulting in gains totaling $996,000. In 1997, a complaint was filed against the Company by one such purchaser. In June 1997, the Company settled, resulting in a dismissal of the complaint. Under the terms of the settlement, the Company agreed to repurchase the receivables for approximately $1.3 million, as adjusted for collections until consummation of the repurchase, resulting in deferred income of $895,000. The repurchase occurred in February 1998 for approximately $1.0 million. The portfolio was resold in February 1998 to a financial institution for $800,000. The Company recognized a gain on sale of approximately $658,000 in the first quarter of 1998, approximately $404,000 after tax.

   Deferred Tax Liability. The Company's deferred tax liability at December 31, 1998 was $11.9 million compared to $1.1 million as of December 31, 1997. This increase of $10.8 million was primarily attributable to an increase in deferred income for tax purposes since the gain on sale and the unrealized gain are not taxable income and the securitization notes are treated as a financing transaction and was further attributable to a decrease in deferred tax benefit on previously deferred gain on sale reported in the first quarter of 1998 for book purposes.

   Total Stockholders' Equity. Total stockholders' equity increased $44.3 million to $46.4 million at December 31, 1998 from $2.1 million at December 31, 1997 as a result of net income of $10.2 million during year ended December 31, 1998, $27.3 million of additional paid in capital resulting from the Company's initial public offering, $410,000 of additional paid in capital resulting from the Subordinated Notes, reduced by $270,000 by the Company's common stock purchase for the Company's benefit plans, and increased by $6.7 million (net of taxes) from unrealized gains related to the fair value of the Company's investment in securitizations.

Liquidity And Capital Resources

   Historically, the Company has derived substantially all of its cash flow from collections on finance receivables and servicing income. In the past, the primary sources of funds to purchase receivables were cash flow, the sale of participations to third parties, and borrowings under a former bank line of credit facility.

   As an additional means of increasing the amount of receivables under management, in August 1997, the Company entered into an exclusive servicing agreement with a financial institution pursuant to which the Company serviced approximately 400,000 additional accounts representing approximately $737 million of charged-off amount of receivables. The Company exercised a right to purchase these receivables and included this portfolio in the Initial Securitization.

   In April 1998, the Company issued $5.0 million of Subordinated Notes in a private placement transaction. These notes were repaid upon consummation of the initial public offering. In connection with the private placement, the Company issued warrants to purchase 396,000 shares of common stock exercisable at $12.00 per share and warrants to purchase 54,000 shares of common stock exercisable at $15.50 per share.

   On June 19, 1998, the Company completed the Initial Securitization. Gross proceeds of the Initial Securitization were $14.5 million. After securitization expenses, the purchase of the receivables for which the Company acted as servicer, and the funding of a reserve amount required in the securitization, the Company retired its notes payable to its existing senior lender of $1 million resulting in net cash proceeds available for working capital (including receivables purchases) of $5.8 million.

   On August 3, 1998, the Company completed an initial public offering of its common stock and, after payment of underwriting discounts and commissions and other offering expenses, received net proceeds of $27.3 million. A portion of these proceeds was used to repay principal and interest on the Subordinated Notes; of the remaining proceeds, a portion has been used to make additional portfolio purchases and the balance was added to working capital.

   In September 1998, the Company, through a special-purpose financing subsidiary, entered into a securitized receivables acquisition facility (the "Warehouse Facility") with Banco Santander, New York. Utilizing an indenture and servicing agreement and an independent trustee, the Company secured a $30 million two-year commitment. The Warehouse Facility carries a floating interest rate of 65 basis points over LIBOR and is "AA" rated by Standard & Poor's Corporation. The Warehouse Facility is secured by a trust estate, primarily consisting of certain receivables to be purchased by the Company. The Company placed some of the receivables assembled in the facility into the securitization completed in December 1998 and may securitize additional receivables that are part of this trust estate, subject to market conditions, although the Warehouse Facility does not require such a take out. Generally, the Warehouse Facility provides 95% of the acquisition cost of receivables purchased and the Company funds the remaining 5%. The Company also made a one time $900,000 liquidity reserve payment. Borrowings under the Warehouse Facility are interest-only for six months, after which time all collections of receivables, after payment of servicing costs including the servicing fee for the Company, are used to reduced the borrowings.

   In October 1998, the Company entered into a $20 million revolving line of credit with a commercial lender to provide receivables acquisition financing (the "Line of Credit Facility") with Sunrock Capital Corp., a commercial lender. The facility has a term of three years during which time the Company may borrow and repay funds to purchase receivables at 80% of cost. Interest is based on prime plus 0.5% or LIBOR plus 2.5% at the option of the Company on each advance. The facility is secured by substantially all of the Company's assets, other than receivables in the Warehouse Facility. Together, with the Warehouse Facility discussed above, the Company's receivables acquisition facilities equal $50 million in revolving acquisition lines.

   As of December 31, 1998, the Company had cash and cash equivalents of $7.9 million. Capital expenditures from operations were $347,000 for the year ended December 31, 1998. Capital additions made pursuant to capital leases were $1.0 million in 1998. Receivables purchases were $58.3 million for the year ended December 31, 1998.

   On December 29, 1998, the Company completed the Second Securitization. Gross proceeds of the Second Securitization were $27.5 million. The Company received total cash of $7.4 million, after repayment of associated debt and the Company's cash used to finance the receivables of $19.5 million in the aggregate and payment of related transaction costs. Of the $7.4 million in total cash, $1.6 million was used to fund a reserve account in trust, leaving net cash of $5.8 million for use in the Company's business.


   The debt service requirements associated with borrowings under the new credit facilities will significantly increase liquidity requirements although both the Line of Credit Facility and the Warehouse Facility have interest only periods for up to six months. The Company anticipates that its operating cash flow and proceeds from this offering and its existing credit facilities will be sufficient to meet its anticipated future operating expenses, and receivables purchases and to service its debt requirements as they become due. To the extent the Company is successful in closing additional term securitizations, amounts repaid under both facilities may be reborrowed.

Year 2000

   The Year 2000 issue arises out of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism, including date sensitive software, which uses only two digits to represent the year, may recognize a date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations and cause a disruption of operations, including, among other things, a temporary inability to process transactions, send letters and statements or engage in similar activities.

   The Company believes it has replaced or modified all of its critical computer systems and business applications software in the normal course of its business expansion and that its computer systems will be able to utilize properly dates beyond December 31, 1999. The Company used its in-house programmers in the modification. Accordingly, the Company is unable to identify separately the costs of making these systems Year 2000 compliant.

   Most of the Company's major vendors are the largest credit grantors in the country, which the Company expects will become Year 2000 compliant due to the nature and financial strength of these businesses. Additionally, the Company does not generally communicate on-line with credit grantors on a continuing basis, but rather receives discrete data files for analysis and to support recovery activities. The Company has to date been able to convert data received from credit grantors and other third parties to be Year 2000 compliant and expects that it will continue to be able to do so in the future. The Company is in the process of seeking Year 2000 certifications from key vendors.

   The Company also relies on internal and third-party information databases in its portfolio analysis and collection efforts. A significant amount is maintained in internal databases. However, the Company must timely receive new data from third party sources and an interruption in this data supply could adversely affect the Company's ability to purchase additional portfolios and to collect on existing receivables. The Company has successfully checked and converted third-party data that is not Year 2000 compliant, and based on its efforts to date, believes that it can continually effect any necessary conversions.

   The Company's collection efforts rely heavily on telephone systems. The Company has contracts with multiple telephone carriers. Based on communications with vendors to date, the Company believes that major telephone systems will not be interrupted by Year 2000 failures. However, if a protracted and major disruption in the availability of local or long-distance telephone service were to occur as the result of the Year 2000 problem or otherwise, the Company's collection efforts, and therefore its operations, could be materially adversely affected. Disruption of power supply by the Company's electric utilities could also have a serious effect on the Company's ability to conduct business.

Inflation

   The Company believes that inflation has not had a material impact on its results of operations for the three years ended December 31, 1996, 1997 and 1998.

Quantitative and Qualitative Disclosures About Market Risk

   The Company retains an investment in securitizations with respect to its securitized receivables which are market risk sensitive financial instruments held for purposes other than trading; it does not invest in derivative financial or commodity instruments. This investment exposes the Company to market risk which may arise in the credit standing of the investment in securitizations and in interest and discount rates applicable to this investment.

   The impact of a 1% increase in the discount rate used by the Company in the fair value calculations would decrease the fair value reflected on the Company's balance sheet by $783,000 as of December 31, 1998. There would be no impact on the Company's future cash flows or net earnings.

                                    BUSINESS

General

   Creditrust is a leading information-based purchaser, collector and manager of defaulted consumer receivables. Defaulted consumer receivables are the unpaid debts of individuals to credit grantors, including banks, finance companies, retail merchants and other service providers. Creditrust seeks to use its proprietary pricing models and software systems as well as extensive information databases to generate high rates of return on purchased receivables. Most of the Company's receivables are VISA(R) and MasterCard(R) credit card accounts that the issuing banks have charged off their books for non-payment. By purchasing receivables, the Company allows credit grantors to enhance their yields by making a recovery on these charged-off accounts. Since its founding in 1991 through December 31, 1998, Creditrust has invested $69.0 million to purchase receivables at a significant discount. At December 31, 1998, the Company managed 1.3 million accounts with a charged-off amount of over $2.5 billion. The Company currently has over 640 employees and operates two facilities which can accommodate over 900 employees.

Industry Overview

   According to a January 1999 statistical release by the Federal Reserve, consumer credit at the end of November 1998 exceeded $1.3 trillion. Duff & Phelps projects that consumer credit will grow to over $1.48 trillion by the year 2000.

   Outstanding credit card receivables have grown as the share of credit card debt within consumer credit has increased. According to the Nilson Report credit card receivables represented 41% of consumer credit or $459 billion in 1995 and 44% or $557 billion in 1997. This share of credit card debt is expected to rise to 46% or $636 billion in 2000 and 51% or $828 billion in 2005.

                          Credit Card Receivables
                              [GRAPH APPEARS HERE]
                                  $ billions

                              1995A   1997A   2000E   2005E
                              -----   -----   -----   -----
VISA(R), MasterCard(R)         321     397     464     621
Other credit card issuers      138     160     172     207

Credit card receivables: VISA(R), MasterCard(R) and other credit card issuers

Data Source: Nilson Report

   As the amount of credit card debt has risen, total delinquencies have grown as well. According to the August 1998 Nilson Report the dollar amount of VISA(R) and MasterCard(R) delinquencies increased from $12.6 billion in 1995 (3.93% of debt outstanding) to $18.8 billion in 1997 (4.72% of debt outstanding) and is expected to increase further as set forth in the chart below:

                      Total Credit Card Delinquencies

                    VISA(R) and MasterCard(R) Accounts
                              [GRAPH APPEARS HERE]
                                  $ billions

  1995A  1996A  1997A  1998E  1999E  2000E  2001E  2002E  2003E  2004E  2005E
  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
   12.6   17.7   18.8   20.4   21.4   22.4   23.4   23.8   24.0   27.5   32.0


Data Source: Nilson Report

   According to the Nilson Report gross credit card charge-offs (including all credit card issuers) as of 1990 was $9.1 billion or 3.83% of total outstanding credit card receivables and increased in 1997 to $36.3 billion or 6.48% of outstandings. Concurrently with the increase in the level of charged-off consumer debt, credit grantors have sought a variety of ways to increase their collections. Generally, there are three alternatives credit grantors have to collect outstanding indebtedness: (1) maintain an internal collection staff,
(2) outsource collection efforts to traditional third-party collection agencies, or (3) sell portfolios of charged-off debt to third parties such as Creditrust who are willing to pay cash for those accounts. Historically, credit grantors have relied upon large internal collection staffs for their initial collection efforts, which efforts tended to be transferred to third-party collection agencies for accounts delinquent for more than 180 days. More recently, in an effort to focus on core business activities and to take advantage of economies of scale, better performance and the lower cost structure offered by third parties, many credit grantors have chosen to outsource some or all of their collection efforts. Further, credit grantors have realized that by removing non-performing consumer loans from their systems and balance sheets through bulk sales of portfolios of non-performing consumer loans, they can redirect their personnel and assets to service their performing loan customer base and can receive immediate cash flow in the amount of the discounted sale price.

   The secondary market for charged-off credit card portfolios has expanded as a result of the significant growth in delinquent credit card portfolios at major credit card issuing banks and the increasing tendency for banks to sell their portfolios of non-performing consumer loans to asset recovery specialists. The Nilson Report states that the total value of credit card portfolios brokered or sold directly, which was $3.0 billion in 1993, reached $19.5 billion in 1997, and is projected to grow to $25.0 billion by 2000.

Strategy

   Creditrust's business goal is to be the most efficient purchaser, collector and manager of receivables within its targeted markets. Creditrust seeks to attain this goal by emphasizing customer-focused services, investing in information technology and maintaining an information advantage over its competitors. The key elements of Creditrust's business strategy are:

  . Enhance Our Knowledge of Our Customer Base by Expansion of Our Extensive
    Information Databases. Creditrust maintains extensive information databases compiled from seven years of analyzing and managing over 1.3 million consumer accounts. Creditrust has also developed and is upgrading on an ongoing basis its proprietary software tools which it uses to analyze and score portfolios offered to it for sale and to manage the collections and information flow process. These systems and data provide the Company with an information advantage over its competitors and allow it to (1) buy portfolios on more favorable terms than competing buyers who lack its information technology advantage, (2) collect the portfolios efficiently and (3) identify trends in defaulted consumer portfolios earlier than its competitors who lack this knowledge advantage. Creditrust's information technology tools enable it to buy portfolios which management believes can yield the most attractive returns on its investments. Through its sophisticated revenue management systems, Creditrust can apply the most appropriate collection process to an individual account.

  . Emphasize a Flexible, Customer-Focused Collection Process. The Company believes that it resolves defaulted consumer receivables more efficiently than its competitors, credit grantors and third-party collection agencies. The Company is not faced with the various regulatory and financial reporting constraints that many credit grantors face. Because Creditrust's only business is the collection of defaulted consumer receivables, it is not subject to some of the business and customer relations constraints faced by credit grantors which must consider the effect of their collection decisions on their lending business. In the case of third-party collection agencies, the Company is able to offer credit terms which most other collectors cannot. Third-party collection agencies normally work on a cycle which requires them to complete working a portfolio in a specified period of time. These considerations work together to enable the Company to structure repayment plans that are flexible and present, in the Company's belief, more attractive and realistic repayment prospects.

  . Maintain Strong Relationships with Leading Credit Grantors. The Company pioneered the purchase of defaulted consumer receivables and has developed strong relationships with many of the largest credit grantors from which it is a frequent buyer. These relationships offer the Company the regular opportunity to be invited to bid on a range of portfolios. In addition, the Company has secured "forward flow" contracts with a number of leading credit grantors. Forward flow contracts provide for a credit grantor to sell some or all of its receivables over a period of time to Creditrust on the terms agreed to in the contracts. The diversity of the credit grantors and their respective customer bases also allows the Company to maintain geographically diversified portfolios.

  . Continue Employee Training. The Company has developed highly effective training programs and methods. In contrast to many third-party collection agencies, the Company trains its employees to function in a manner similar to financial counselors. Our employees routinely help customers with issues related to their financial health and credit history. The Company seeks to instill in its employees a culture of professionalism and reinforces this message through incentive arrangements intended to moderate the rate of employee turnover in an industry that typically has high turnover rates.

  . Use of Current Platform to Sustain Growth. In 1996 and 1997, the Company made extensive commitments to expand its operations by moving into new corporate headquarters and opening its operations center. It has invested in information technology and telephony systems capable of supporting as many as 900 account officers. Key members have been added to the management team. As a result of these investments, Creditrust believes it is capable of servicing substantially larger volumes of receivables without incurring proportional infrastructure and additional fixed costs.

  . Develop New Products and Services. The Company believes that it may be in a position to offer additional products and services to its customers that aid customers in managing their debts and, where possible, improving their credit standing. In September 1998, the Company announced the introduction of its Creditrust Plus MasterCard(R) program. This card is issued by a third-party bank under Creditrust's name and is intended to afford certain customers the opportunity to reestablish credit and create a new positive credit history, while satisfying their existing Creditrust receivable balance. The Company may introduce other programs from time to time in the future.

Receivables Analysis and Acquisition

   Creditrust purchases defaulted consumer receivables that have been incurred through VISA(R), MasterCard(R), private label credit cards and consumer loans issued by credit grantors, including banks, finance companies, retail merchants and other service providers. The receivables typically are charged-off by the credit grantors after a default-period of 180 days. The Company focuses on purchasing such charged-off receivables. From the time of purchase, Creditrust has found that the average portfolio of receivables has an estimated economic life of 60 months.

   Portfolios of receivables typically are purchased by Creditrust at a discount from their charged-off amount, typically the aggregate unpaid balance at the time of charge-off. There is an inverse correlation between purchase price and the perceived effort necessary to recover the receivables. Some credit grantors pursue an auction type sales approach by constructing a portfolio of receivables and seeking bids from specially invited competing parties. Other means of purchasing receivables include privately negotiated direct sales when the credit grantors contacts known, reputable purchasers and the terms are negotiated. Credit grantors have also entered into "forward flow" contracts that provide for a credit grantor to sell some or all of its receivables over a period of time to a single third party on the terms agreed to in a contract.

   Creditrust has entered into forward flow contracts with a number of credit grantors. These contracts obligate Creditrust to make monthly purchases of receivables portfolios providing they meet certain agreed-upon criteria. The Company projects its obligations under these contracts based upon the Company's experience to date, its estimates of future receivable offerings meeting these criteria, and its expectations for general market conditions for receivables. Based upon these factors, the Company estimates that its monthly obligations under existing forward flow contracts will range from $12.0 million in January 1999 to $1.0 million in December 2000. The Company believes that it will have sufficient liquidity to meet any future monthly obligations under these contracts. See Note N of Notes to Consolidated Financial Statements.

   The Company has historically funded its receivables purchases and the expansion of its business through a combination of bank and other credit facilities, public and private equity funding and asset-backed securitizations. The Company believes that its growth is partially attributable to its diverse funding arrangements.

   The Company's Acquisitions Department locates and develops new and continuing sources of portfolios of defaulted consumer receivables for purchase. Once such portfolios are located, the Acquisitions Department is responsible for coordinating due diligence, including site visits as needed, coordinating ordering, receipt, tracking and distribution of account documentation and related media, and ensuring that Creditrust's purchase costs stay within clearly defined parameters. The Acquisitions Department also supervises the Post-Purchase Liaison Group, a group that verifies buy-backs and returns with sellers after the purchase of receivables. The Post-Purchase Liaison Group also coordinates the import of purchased portfolios into Mozart, the Company's proprietary revenue and workflow management software system, and routinely supports the efforts of both the Legal and Recovery Departments by facilitating the receipt of additional information from the seller which is pertinent to an account or group of accounts such as account statements or loan files.

   In order for Creditrust to consider a potential seller as a portfolio source, a variety of factors must be considered. A seller should be able to demonstrate a significant volume of receivables available for sale and the reasonable expectation of significant capacity for subsequent sales. To attempt to avoid an unacceptable level of returned accounts resulting from verified fraud, prior satisfaction or erroneous sale, all qualified sellers must be able to demonstrate that they have satisfactory procedures in place for internal audits, underwriting criteria, post-sales support and return/buy-back warranties.

   Before purchasing any receivables, Creditrust receives a due diligence disk or tape containing information about each of the accounts being proposed for sale. Creditrust uses its PAT software to analyze electronic information provided on each receivable account being proposed for sale. PAT reviews and analyzes each account and compares its asset type, last known geographic location of the customer, age since last collection, charged-off amount and other characteristics with Creditrust's recovery results from similar receivables purchased in the past. This computer model is updated automatically every time a customer payment is received. PAT produces a comprehensive analysis of the proposed portfolio, which compares receivables in the proposed portfolio with Creditrust's recovery history on similar receivables in other portfolios. PAT then summarizes all anticipated recoveries and projects a recovery value expressed in both dollars and liquidation percentages for the first year, as well as the total recovery for the portfolio's estimated five-year economic life. In order to determine a bid price for a portfolio, the Company uses the PAT-projected recovery value. This projection is taken in concert with the Company's knowledge of the current consumer credit marketplace and any subjective factors that may be available regarding the portfolio or seller. The Company has a credit committee (the "Credit Committee") which is composed of the Company's Chief Executive Officer, Chief Financial Officer and Vice President of Acquisitions. The Credit Committee, by unanimous decision, determines whether to purchase the portfolio of receivables and establishes a minimum and maximum bid range based on the PAT-projected recovery for the portfolio.

   It is not uncommon for a seller to require an almost immediate analysis and funding. The Company's ability to accomplish next-day turnaround on pricing and funding provides it with a significant competitive advantage.

   PAT was developed based on the theory that each portfolio, no matter how similar it may appear to other similar size portfolios, has its own unique "fingerprint," because of the individual receivables of which it is comprised. No two portfolios will score the same on PAT because of the different characteristics of the receivables in each portfolio. For example, two similarly aged portfolios would score differently because the underlying receivables are located in different geographic areas.

   PAT utilizes a sophisticated CHAID (Chi-squared Automatic Interaction Detector) algorithm to sort each account in the proposed portfolio (the population) and constructs classification trees evaluating distinct segments of the population based upon one or more predictor variables. CHAID is an algorithm that calculates the probability that the observed relationship between the predictor and the dependent variable would occur if the predictor and the dependent variable were statistically independent of each other. Using statistical significance, CHAID automatically subgroups the data into exhaustive and exclusive segments which differ significantly in terms of a target variable (exhaustive means that every data point belongs to at least one segment, while exclusive means that every data point belongs to only one segment). This method of analysis is very flexible. Classification trees can examine the effects of predictor variables one at a time, unlike regression, which examines them all at once.

   The CHAID analysis begins by dividing the population into two or more distinct segments based upon predictor variables. It continues by segmenting each of the newly created sub-segments, or nodes, based upon a secondary predictor variable. This process is repeated until no more distinct subgroups can be created.

   In Creditrust's situation, the liquidity of accounts would be Y, while those factors which are related to liquidity would be X. Here, liquidity pertains to the expected recovery on a receivable divided by its charged-off amount. The target variable is predicted liquidity, and the predictor variables are factors which are related to the ability to collect payments, including numerous cohorts such as age of the account, size of the account balance and geographical location. The average historical liquidity for each segment is then used to forecast future liquidity for any accounts which fall into the specific segment. A relationship between Y and X does not fit any mathematical functional form. The majority of accounts will have zero liquidity as most of Creditrust's collections come from a small number of customers. This skewed distribution does not lend itself to traditional regression analysis. Moreover, it is accurate to separate accounts into groups and identify those customers who have a high likelihood of collection. For this reason, the CHAID algorithm is utilized to forecast liquidity as it appears to exhibit a relatively high confidence level for predictive analysis of recovery on these accounts.

   In analyzing a portfolio of receivables for purchase, the Company reviews various characteristics of the individual receivables within the portfolio. The following tables illustrate certain of the characteristics of receivables owned by the Company at specified dates. Because a significant portion of the Company's customers recently have experienced some life-altering event, the Company has found that a period of time must pass before those customers are able to commence recovering financially. Newer receivables (i.e., receivables that are between three and eighteen months past due) generally are more expensive to purchase than older receivables. The range of age since default on receivables managed by the Company in respect of both number of accounts and charged-off amount as of December 31, 1996, 1997 and 1998 is as follows:

      December 31, 1996          December 31, 1997        December 31, 1998
   --------------------------------------------------- ------------------------
                    Charged-                 Charged-                 Charged-
                      off                      off                      off
           No. of    Amount         No. of    Amount         No. of    Amount
   Year   Accounts (millions) Year Accounts (millions) Year Accounts (millions)
   ----   -------- ---------- ---- -------- ---------- ---- -------- ----------
   0-2     89,548    $167.6   0-2   73,685    $146.9   0-2  488,276   $1,052.7
   2-4     57,809    $130.7   2-4  428,646    $796.1   2-4  228,792   $  401.7
   4-6     30,999    $ 66.5   4-6   52,454    $117.5   4-6  473,105   $  919.7
   6+      15,210    $ 21.4   6+    25,553    $ 44.0   6+    75,356   $  155.3

   Creditrust specializes in purchasing larger balance receivables. The Company has found the best cost-to-collect ratio generally occurs when the charged-off amount is at least $1,000, and typically less than $8,000. Select ranges of charged-off amounts of receivables managed by the Company as of December 31, 1996, 1997 and 1998 are as follows:

           December 31, 1996                  December 31, 1997                 December 31, 1998
   -------------------------------------------------------------------- ---------------------------------
                            Charged-                          Charged-                          Charged-
                   No. of  off Amount                No. of  off Amount                No. of  off Amount
       Range      Accounts (millions)     Range     Accounts (millions)     Range     Accounts (millions)
   -------------  -------- ---------- ------------- -------- ---------- ------------- -------- ----------
   $0-$1,000       70,680    $ 40.2       $0-$1,000 184,176    $113.4       $0-$1,000 537,928   $  270.3
   $1,001-$5,000  109,703    $251.2   $1,001-$5,000 362,891    $764.5   $1,001-$5,000 618,732   $1,367.3
   >$5,001         13,183    $ 94.7         >$5,001  33,271    $226.7         >$5,001 108,869   $  891.7

   The Company's receivables grouped by asset type as of December 31, 1996, 1997 and 1998 were as follows:

           December 31, 1996                   December 31, 1997                   December 31, 1998
   ---------------------------------------------------------------------- -----------------------------------
                             Charged-                           Charged-                            Charged-
                    No. of  off Amount                 No. of  off Amount                 No. of   off Amount
     Asset Type    Accounts (millions)   Asset Type   Accounts (millions)   Asset Type   Accounts  (millions)
   --------------  -------- ---------- -------------- -------- ---------- -------------- --------- ----------
   VISA(R)/                            VISA(R)/                           VISA(R)/
    MasterCard(R)  102,969    $229.0    MasterCard(R) 487,249    $942.4    MasterCard(R) 1,108,085  $2,243.5
   Private Label/                      Private Label/                     Private Label/
    Discover(R)     38,032    $ 39.0    Discover(R)    38,077    $ 39.1    Discover(R)      43,498  $   45.8
   Installment                         Installment                        Installment
    Obligations     52,565    $118.1    Obligations    55,012    $123.1    Obligations     113,946  $  240.1

   The seller must be able to demonstrate that the receivables originated from a satisfactory geographic distribution, because the Company has found that heavy concentration in a single state or area creates a substantially greater risk of non-recovery. The size of receivables balances falls within the range that the Company has found to provide the best cost-to-collect ratio. Creditrust also reviews the geographic distribution of the proposed receivables for reasons other than to avoid portfolios concentrated in one or a few areas. For example, certain states have more debtor-friendly laws than others and, therefore, would be less desirable from an account officer's perspective. Additionally, different regions may place differing degrees of importance on fiscal responsibility and creditworthiness. Based on experience and historical data, the Company attempts to determine the future recovery potential of the receivables in a given portfolio.

   State credit laws, population demographics and population size affect the number of accounts originating from a particular state, as well as the collectibility of these accounts. The Company's portfolios are broadly dispersed across the United States, as shown in the following chart:

                      Portfolio Composition by State

                   [CREDITRUST CORP. PIE CHART APPEARS HERE]

                         North Carolina          2.40%
                         Illinois                2.86%
                         New Jersey              3.25%
                         Maryland                2.69%
                         Massachusetts           3.87%
                         Pennsylvania            3.68%
                         New York                8.90%
                         Florida                10.59%
                         Texas                  11.92%
                         California             16.96%
                         Other States           32.88%



   This quantitative and qualitative data is evaluated together with Creditrust's knowledge of the current debt marketplace and any subjective factors that may be available regarding the portfolio or the seller. The Credit Committee must decide unanimously whether to purchase the portfolio and, based on the Company's internal guidelines and limited by the specific portfolio's PAT score, the committee determines the maximum price that Creditrust would be willing to pay for the given portfolio and the bid price which will maximize yield on the receivables. Once a particular purchase has been agreed upon, the acquisition is documented in an agreement that contains customary terms and conditions.

   In December 1998, Creditrust purchased approximately 200,000 defaulted customer accounts from a large provider of wireless telephone services. The wireless telephone industry is growing rapidly and the Company purchased these receivables primarily to gain experience with this type of account as a possible source of future receivables purchases.

Servicing Organization

   Creditrust utilizes two servicing facilities. The headquarters facility, approximately 19,000 square feet, houses the executive offices and servicing facilities for approximately 225 employees. The second facility, approximately 36,000 square feet, serves as Creditrust's primary operations center and is designed to house approximately 700 additional employees, along with information systems and recruiting departments. Currently, the Company has over 640 employees and is organized into five functional departments: Acquisitions; Information Technology; Skiptrace; Recovery and Legal.

 Information Technology Department

   The Information Technology ("IT") Department is the backbone of the Company's operations, handling all computer and telephone systems and providing for the ongoing development necessitated by both technological advances and business needs. The IT Department is responsible for the ongoing enhancement of Mozart and PAT, servicing reports and database developments. The IT Department regularly reports to all credit bureaus on the Company's entire portfolio. The IT Department works in concert with the Acquisitions Department to import, analyze and evaluate all prospective purchases using PAT. The technologies serviced by this Department include:

   Software. PAT and Mozart were developed in-house by Creditrust's programmers. The software is written in a high-speed, relational database language and is designed to reside on powerful, but readily available, servers. Both programs have been in use for more than six years and are considered to be bug-free. Back-up tapes of account information are recorded each day and are stored at an off-site location for safety and security.

   Computer Hardware and Networks. The software programs reside on three Novell-based servers and are connected via fiber-optic wide area networks and local area networks to Intel Pentium(R)-based PCs. The call centers have been fully wired so that additional employee terminals simply may be placed onto open desks and plugged into the network. The architecture of the system is technologically sophisticated, while remaining easily scaleable and updateable, two features critical to the rapid growth anticipated by the Company. The current architecture is capable of supporting 1,500 account officers with the simple addition of PCs. This should allow the Company to experience significant growth without a need for further upgrade in the near-term. The systems are fully redundant so as to ensure uninterrupted operations. The Company has extensive emergency plans in place for access to an off-site call center location, should the need arise.

   Telephony. The Company employs advanced technology in telephony, including predictive dialers, automatic routers, two Lucent Technologies Definity(R) G-3 telephone systems (scaleable to over 1,500 account officers) and many other components. The call centers have been fully wired so that additional account officer telephones may simply be placed onto an open desk and plugged into the network. The architecture is technologically sophisticated, while remaining scaleable and updateable.

   Verification and Research of Account Information. When a portfolio of receivables is purchased, each account automatically is run through an extensive series of proprietary and commercially available databases to compile as much information about each receivable as possible. The information is combined with the information already provided by the credit grantor and automatically entered into Mozart.

   Within 24 hours of importing the Receivable into Mozart account officers begin calling every telephone number available, and within days a letter is sent out to the customer advising that Creditrust has purchased the Receivable. This initial letter is designed to invite discussion or the resolution of the Receivable and generally contains an offer of settlement at a modest discount.

 Skiptrace Department-Locating Customers

   In the event that contact is not made with a customer based on the compiled information for that Receivable, the account is automatically transferred to the Skiptrace Department. Skiptracers are technology-driven telephone detectives. The Skiptrace Department is divided into multiple teams, each of which is headed by a supervisor. As an initial step to locate customers, each skiptracer endeavors to compile a complete "electronic profile" for each customer and to find every possible telephone number for the customer. Skiptracers utilize internally developed databases consisting of more than 65,000 creditors, plus a variety of public databases and third-party database providers. The Skiptrace Department has the capability of accessing real-time customer credit reports, electronic nationwide directory assistance, an internally maintained "neighbors file" of over 100 million nationwide residents and numerous other resources. The Company maintains over 800 million individual database records on its current and potential customers. Employing any or all of these tools frequently enables the Skiptracers to locate otherwise unreachable customers. A working phone number is frequently found for those customers transferred to the Skiptrace Department. Once a customer is found, Mozart automatically assigns the customer to one of the teams in the Recovery Department.

 Recovery Department-Servicing Customers and Collection of Receivables

   The Recovery Department, unlike a traditional "collections shop," uses a friendly, customer-focused approach to collect on receivables. Instead of simply calling about an old bill, Creditrust's employees work to maximize yield while minimizing customer negativity and maintaining a positive working environment.

   The Recovery Department is responsible for recovering account balances and selling customer service to our customers. The Company employs advanced Pentium(R) PC Workstations and sophisticated telephone call management systems to maximize its employee productivity and thereby increase recovery from its receivables. The telephone call management systems include predictive dialers, automated call and account distribution systems, digital switching and customized computer software. Mozart provides the Recovery Department with: (1) real-time customer reporting; (2) full customer account data information; (3) collection discussion notes on each account; (4) telephone numbers and addresses; (5) payment history; (6) automatic notice of acquisition, settlement letters, reminders and late payment notices; (7) automatic legal pleadings production; (8) automatic account distribution to employees; (9) surveillance of on-screen activity and telephone conversations for quality control, productivity and regulatory compliance; and (10) exception reports on payment plans. Creditrust's employees work to maximize yield while minimizing customer apprehension and maintaining a positive working environment. The Recovery Department currently is organized into teams of 16 with one supervisor per team. The supervisors work with the team members and assist employees with quality control and productivity. Through the Company's extensive network of computer and telephone systems, each team member in the Recovery Department is responsible for contacting customers, explaining the benefits of paying Creditrust, working with customers to develop acceptable means to satisfy their obligations to Creditrust and recovering the Receivables.

   Making Customer Contact. When an account officer is able to establish contact with a given customer, the customer's account automatically is placed inside that account officer's work queue. Each account officer is assigned a number of dedicated customer accounts depending on the account officer's skill level. This work queue automatically is replenished on a daily basis, by Mozart, as the receivables are resolved, whether favorably or unfavorably. In addition to their group of dedicated accounts, account officers receive Receivables from a general pool daily.

   On the initial customer contact call, the customer is given a standardized and strictly controlled presentation regarding the benefits of resolving its account with Creditrust. Emphasis is placed on determining the reason for the customer's default in order to better assess the customer's situation and to assist in creating a plan for repayment. Creditrust account officers are trained to follow rigid receivables resolution priorities.

   Mozart presents the account officer with all available information and a variety of resolution options. A large emphasis is placed by the account officer on making the customer aware of all possible alternative methods available. The computer system will not allow an account officer to exceed his or her specified settlement authority without electronic authorization of a supervisor approval code. Once a customer and the account officer agree to a repayment schedule, the account officer records the terms of the arrangement in Mozart. The computer system then automatically will generate a series of letters reminding the customer of important dates.

   Cash Management. Creditrust, through its strong emphasis on technology and innovation, has built a customer base that is not exclusively dependent on the postal service to deliver payments. As a result, more than 70% of all payments are completed by either the Western Union Quick Collect(TM) program, which is an electronic money order system, or by Creditrust's QuickChek pre-authorized checks drawn on the customer's checking account. Creditrust participates as an authorized agent for the Quick Collect(TM) program and is therefore able to receive payments directly in its offices within minutes. Creditrust's QuickChek system allows the account officer to obtain the customer's authorization to reproduce an actual check, drawn on the customer's checking account on an agreed upon date over a series of months and for the exact amount of the agreed payment.

   Delinquency Follow-Up. The problem of delinquent or late payments on established repayment plans is greatly mitigated through the use of the Quick Collect(TM) and QuickChek programs. However, some customers cannot or will not participate in one of these plans. The Company has developed a system to deal with late payments to minimize the drain on the productivity of the account officers. In the event that payment is not received within one day of the scheduled due date, Mozart automatically issues a late payment letter to the customer. This is followed by a second letter ten days after the due date. Unless a scheduled payment is received on or before the day it is due, Mozart automatically moves the Receivable to the account officer's late queue for immediate customer contact.

   Late Payment Account Officer. When a customer falls more than 30 days late in a payment plan, the Receivable automatically is transferred to a specially trained, dedicated late payment account officer. These individuals are tasked with getting the customer back on track according to the terms of his or her payment plan or, in certain circumstances, negotiating revised terms for payment. In some instances, a customer's financial circumstances may have worsened and a plan that accurately fits the new situation is necessary. In other cases, the customer is able to dispense with the perceived burden of monthly installments by making a lump sum payment. The Company induces resolution through a variety of methods. Late payment account officers act as financial counselors to the customer and may assist the customer in securing new resources for the resolution of its account.

 Legal Department

   An important component of the Company's collections effort involves the Legal Department and the pursuit of those customers who have the ability, but not the willingness, to resolve their obligations. Creditrust employs three in-house attorneys, several paralegals and a dedicated support staff to process thousands of court cases each year. The Legal Department has the capacity to internally prepare and file collection proceedings in multiple jurisdictions. The Legal Department is responsible for coordinating a network of in excess of 55 attorneys nationwide, determining the suit criteria for each individual jurisdiction, placing cases for immediate suit, obtaining judgment, seizing bank accounts, repossessing automobiles that have equity, coordinating sales of property and instituting wage garnishments to satisfy judgments. In addition, the Legal Department is responsible for overseeing the Company's compliance with applicable laws, rules and regulations associated with the conduct of its business.

   Foreclosure and Asset Disposition. Creditrust, through its Legal Department, occasionally engages in the execution and foreclosure of real property. In the event that a judgment has been secured, and real estate has been verified as belonging solely to the customer, foreclosure in support of execution of judgment is considered. Unlike foreclosure pursuant to the power of sale contained in a mortgage or deed of trust, a judicial sale of real property follows the state court rules for sheriff's levy and seizure of property. Those rules vary widely by state.

   Consumer Resolution Center. Creditrust maintains an independent consumer resolution center to assist its customers in any dispute they may have with either the original credit grantor or the efforts made by the Company to resolve the dispute. The Company has found that a function separate from and that does not operate in the manner of a recovery department can be useful in resolving certain matters. In turn, Creditrust's employees are freed up to address accounts that are capable of immediate resolution. The consumer resolution center benefits the Company by permitting its employees to use their time more productively.

   Compliance Procedures. The Company's policy is to comply with all provisions of the Fair Debt Collection Practices Act (the "FDCPA") and applicable state laws, regardless of whether such laws apply to it. The Company monitors employee activity on an ongoing basis through its Quality Improvement Group. Employees are trained and tested on their knowledge of the FDCPA, and they are telephonically monitored for compliance with the FDCPA and the Company's stringent standards of customer satisfaction and complaint-free receivables resolution. In conjunction with telephonic monitoring, an employee's receivables activities are monitored through the Company's DoubleVision system, which allows a supervisor or manager to observe exactly what the employee sees on the computer monitor, including every keystroke and every system activity generated.

   On a daily basis, a series of audit reports is generated automatically by Mozart, including daily management reports, liquidity reports, telephone reports, skiptrace reports and account officer cash transaction reports. The flexibility of Mozart allows management to make real-time queries of any necessary information.

Competition

   The Company's business is highly competitive, and it expects that competition from new and existing companies will intensify. The Company competes with other purchasers of defaulted consumer receivables and with third-party collection agencies. The Company's ability to obtain new customers is also materially affected by the financial services companies that choose to manage their own defaulted consumer receivables. Some of these companies may have substantially greater personnel and financial resources. The Company seeks to compete with these companies on the basis of its superior information technology capabilities, which the Company believes enable it to purchase, collect and manage receivables more effectively than its competitors. Following allegations of fraud, the Company's competitor Commercial Financial Services, Inc. filed for protection from its creditors under the federal bankruptcy laws in October 1998. The Company is unable to assess the potential long-term effect of this development on the industry or the markets for purchasing and financing defaulted consumer receivables.

Trademarks and Proprietary Information

   The Company has obtained federal trademark registrations with the United States Patent and Trademark Office with respect to the name "Creditrust" and the Creditrust logo.

   The Company relies on trade secrets to protect its proprietary rights in its systems and information databases. The Company attempts to protect its trade secrets and other proprietary information through agreements with employees and other security measures. Although the Company intends to protect its rights vigorously, there can be no assurance that these measures will be successful.

Government Regulation

   The FDCPA and comparable state statutes establish specific guidelines and procedures which debt collectors must follow to communicate with consumer debtors, including the time, place and manner of such communications. It is the Company's policy to comply with the provisions of the FDCPA and comparable state statutes in all of its collection activities, although it may not be specifically subject thereto. If these laws apply to some or all of the Company's collection activities, the Company's failure to comply with such laws could have a materially adverse effect on the Company. The relationship of a customer and a credit card issuer is extensively regulated by federal and state consumer protection and related laws and regulations. Because many of its receivables were originated through credit card transactions, certain of the Company's operations are affected by such laws and regulations. Significant laws include the Federal Truth-In-Lending Act, the Fair Credit Billing Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and the Electronic Funds Transfer Act (and the Federal Reserve Board's regulations which relate to these Acts), as well as comparable statutes in those states in which customers reside or in which the credit grantors are located. State laws may also limit the interest rate and the fees that a credit card issuer may impose on its customers. Among other things, the laws and regulations applicable to credit card issuers impose disclosure requirements when a credit card account is advertised, when it is applied for and when it is opened, at the end of monthly billing cycles and at year end. Federal law requires credit card issuers to disclose to consumers the interest rates, fees, grace periods and balance calculation methods associated with their credit card accounts, among other things. In addition, customers are entitled under current laws to have payments and credits applied to their credit card accounts promptly, to receive prescribed notices and to require billing errors to be resolved promptly. In addition, some laws prohibit certain discriminatory practices in connection with the extension of credit. Failure by the credit grantors to have complied with applicable statutes, rules and regulations could create claims and rights offset by the customers that would reduce or eliminate their obligations under their receivables, and this could have a materially adverse effect on the Company. Pursuant to agreements under which the Company purchases receivables, the Company is normally indemnified against losses caused by the failure of the credit grantor to have complied with applicable statutes, rules and regulations relating to the receivables before they are sold to Creditrust.

   Certain laws, including the laws described above, may limit the Company's ability to collect amounts owing with respect to the receivables regardless of any act or omission on the part of the Company. For example, under the federal Fair Credit Billing Act, a credit card issuer is subject to all claims (other than tort claims) and defenses arising out of certain transactions in which a credit card is used if the obligor has made a good faith attempt to obtain satisfactory resolution of a disagreement or problem relative to the transaction and, except in cases where there is a specified relationship between the person honoring the card and the credit card issuer, the amount of the initial transaction exceeds $50.00 and the place where the initial transaction occurred was in the same state as the customer's billing address or within 100 miles of that address. As a purchaser of defaulted consumer receivables, the Company may purchase receivables subject to legitimate defenses on the part of the customer. The statutes further provide that, in certain cases, customers cannot be held liable for, or their liability is limited with respect to, charges to the credit card account that were a result of an unauthorized use of the credit card. No assurances can be given that certain of the receivables were not established as a result of unauthorized use of a credit card, and, accordingly, the amount of such receivables could not be collected by the Company. Pursuant to some agreements under which the Company purchased receivables, the Company is indemnified against certain losses with respect to such Receivables regardless of any act or omission on the part of the Company or the credit grantor.

   Additional consumer protection laws may be enacted that would impose requirements on the enforcement of and collection on consumer credit card or installment accounts. Any new laws, rules or regulations that may be adopted as well as existing consumer protection laws, may adversely affect the ability of the Company to collect the receivables. In addition, the failure of Creditrust to comply with such requirements could adversely affect the Company's ability to enforce the receivables.

Properties

   Creditrust is headquartered in a leased facility, consisting of approximately 19,000 square feet, at 7000 Security Boulevard, Baltimore, Maryland 21244. The headquarters facility has capacity for approximately 225 employees and houses all of the training facilities and administrative offices. The Company has also leased an additional facility located approximately two miles from its headquarters at 1705 Whitehead Road, Baltimore, Maryland 21244. This operations center comprises approximately 36,000 square feet and has the capacity to accommodate approximately 700 additional employees and expanded training and recruiting departments. The operations center houses the Company's updated communications and software systems center, which is fully redundant to the computer center, located at the corporate headquarters.

   In February 1999, Creditrust entered into a lease for additional space in Maryland to be used for the Company's third call center. The facility consists of approximately 27,080 square feet and has capacity for approximately 500 employees.

Employees

   The Company currently has over 640 full-time employees. None of the Company's employees are represented by a labor union. The Company believes that its relations with its employees are good.

Legal Proceedings

   The Company is subject to routine litigation in the ordinary course of business, including contract, collections and employment-related litigation. None of these routine matters, individually or in the aggregate, is believed by the Company to be material to its business or financial condition.

Additional Information

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. Copies of such material can also be obtained from the Commission's Internet web site at http://www.sec.gov. The common stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company can be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006.

                                   MANAGEMENT

Directors and Executive Officers

   The table below sets forth certain information concerning each of the executive officers and directors of the Company.

             Name               Age                    Position
             ----               ---                    --------
Joseph K. Rensin...............  33 Chairman of the Board, President and Chief
                                     Executive Officer
Frederick W. Glassberg(1)(2)...  65 Director
John G. Moran(1)(2)............  53 Director
Michael S. Witlin..............  30 Director
John L. Davis..................  36 Vice President, Business Development and
                                     Corporate Secretary
J. Barry Dumser................  50 Vice President, General Counsel
John D. Frey...................  53 Vice President, Recovery
James L. Isett.................  42 Vice President, Chief Information Officer
Jefferson B. Moore.............  36 Vice President, Acquisitions
Richard J. Palmer..............  47 Vice President, Chief Financial Officer and
                                     Treasurer
W. Lawrence Petcovic...........  53 Vice President, Human Resources

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

   Joseph K. Rensin, Chairman of the Board, President and Chief Executive Officer--Mr. Rensin co-founded Creditrust in 1991 and has served as Chairman of the Board, President and Chief Executive Officer since that time. Mr. Rensin was the initial developer of the Company's PAT and Mozart systems and its extensive database, as well as the customer relations approach to collections and recovery. He attended the University of Maryland College Park from 1983 to 1987. While in college, he wrote three books on computers published by Prentice-Hall.

   Frederick William Glassberg, Director--Mr. Glassberg has been a director of Creditrust since 1997. Mr. Glassberg has been since 1991 president of Dornbush Enterprises, Inc., d/b/a Crystal Hill Advisors or its predecessors, Columbia, Maryland, which provides commercial real estate management advice and financial advisory services to corporate and municipal clients. Mr. Glassberg serves on the Board of Directors of three subsidiaries of The Enterprise Foundation that own low- and moderate-income housing. Earlier in his career, Mr. Glassberg served as Chief Financial Officer of a subsidiary of The Rouse Company from 1973 to 1983.

   John G. Moran, Director--Mr. Moran has been a director of Creditrust since 1997. He has been Associate Dean and Executive-in-Residence of the Sellinger School of Business and Management at Loyola College in Baltimore, Maryland since 1995 and was President of The Moran Group, LTD, which offers management consulting services to for-profit and not-for-profit organizations, from 1995 to 1998. From 1986 until 1995, Mr. Moran was President of Household Bank, FSB (Eastern Division).

   Michael S. Witlin, Director--Mr. Witlin co-founded Creditrust in 1991 and he served as Vice President of the Company until 1995. From 1995 to 1997, Mr. Witlin served as a consultant with the Company Entier, providing business process re-engineering services to privately held and public companies as well as federal agencies. Since 1998, Mr. Witlin has been a consultant with RWD Technologies, Inc., providing management and technology consulting services to Fortune 100 companies.

   John L. Davis, Vice President, Business Development and Corporate Secretary--Mr. Davis has been an employee of Creditrust since 1993. Mr. Davis' duties have included service in the Recovery Department, various functions in the Legal Department, including Manager of the Legal Department, and more recently Vice-President of Business Development. Mr. Davis has been instrumental in the development of Creditrust's nationwide network of collection attorneys. Prior to joining Creditrust, Mr. Davis worked in two law firms, while also earning his BS degree in Paralegal Studies at the University of Maryland.

   J. Barry Dumser, Vice President, General Counsel--Mr. Dumser joined Creditrust in 1997 as its General Counsel. From 1995 to 1997, Mr. Dumser served as Vice President, Chevy Chase Bank where he managed the bank's bankruptcy and deceased processing units and supervised the litigation unit, which supported the collection efforts with respect to the Chevy Chase Bank's approximately $5 billion credit card portfolio. From 1994 to 1995, Mr. Dumser served as Vice President and Counsel to Matterhorn Bank Programs, and from 1990 to 1993, Mr. Dumser served as Vice President, Commercial Loan Collateral Control, of First American Bank of Virginia. Mr. Dumser received his BS in Economics from Wharton School of Finance and Commerce and his MBA from Boston University School of Management. Mr. Dumser received his JD from the University of Baltimore School of Law in 1983 and was admitted to the Maryland Bar that same year.

   John D. Frey, Vice President, Recovery--Mr. Frey, joined Creditrust in 1998. From 1995 through 1998, Mr. Frey managed recovery operations of Chevy Chase Bank, F.S.B., with a credit card portfolio of approximately $5 billion and served as Vice President Recovery. From 1992 to 1995, Mr. Frey served as Vice President, Collections for First Card Services, and from 1990 to 1992, Mr. Frey was employed by HHL Financial Services, an accounts receivable management company primarily serving the healthcare industry. In addition, Mr. Frey served in a variety of managerial roles in the collection operations of American Express Company from 1968 to 1990.

   James L. Isett, Vice President and Chief Information Officer--Mr. Isett joined Creditrust in 1998. Prior to joining Creditrust, Mr. Isett was with National Data Corporation from April 1998 to October 1998. He was Chief Information Officer for Universal Savings Bank, a credit card processor, from 1997 to 1998, an independent information technology consultant from 1996 to 1997, a member of the information technology departments supporting credit card operations at American Express Company from 1995 to 1996, and Vice President, Technology at Bank of America NT & SA from 1993 to 1995. He received his BS degree from Texas Tech University.

   Jefferson Barnes Moore, Vice President, Acquisitions--Mr. Moore joined Creditrust in 1997. From 1994 to 1997, Mr. Moore was Vice President of Koll-Dove Global Disposition Services, LLC, where he helped the company develop its industry-leading defaulted consumer receivables brokerage operations. Prior to Koll-Dove, Mr. Moore was involved in commercial real estate sales for 12 years. Mr. Moore received his BS degree in Business Administration from the University of Missouri, Columbia.

   Richard J. Palmer, Vice President, Chief Financial Officer and Treasurer-- Mr. Palmer has been Chief Financial Officer of Creditrust since 1996. From 1983 to 1996, Mr. Palmer served as Chief Financial Officer of, and in various other financial functions for, CRI, Inc., a national real estate investment company with headquarters in Rockville, Maryland. Prior to CRI, Inc., Mr. Palmer was with Grant Thornton LLP from 1976 until 1983 and KPMG Peat, Marwick from 1973 to 1976. Mr. Palmer has a BS degree in accounting from Florida Atlantic University in Boca Raton, Florida. He received his Florida certified public accounting certificate in 1974, and received reciprocity in the District of Columbia in 1976.

   W. Lawrence Petcovic, Vice President, Human Resources--Mr. Petcovic joined Creditrust in November 1998. He was Vice President of Training at Chevy Chase Credit Card Operations Center from 1996 to 1998 and Director of Training and Total Quality Management for The Ryland Group, Inc, a large homebuilder and financial services company, from 1989 to 1993. Mr. Petcovic has over 22 years experience in training, human resources, business process improvement, and operations.

   The Company's officers are elected annually by and serve at the discretion of the Board of Directors. Creditrust's Board of Directors is not divided into classes. At each annual meeting of stockholders, directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified.

Board Committees

   The Board of Directors has standing Audit and Compensation Committees. The Audit Committee annually recommends to the Board the appointment of independent certified public accountants for the Company, reviews the scope and fees of the annual audit and any special audit, and reviews the results with the auditors. Further, it reviews accounting practices and policies of the Company with the auditors and the adequacy of the accounting and financial controls of the Company and submits recommendations to the Board regarding oversight and compliance with accounting principles and legal requirements. The Compensation Committee reviews and makes recommendations to the Board regarding salaries and benefits of officers of the Company and administers the Company's incentive stock option and employee stock purchase plans.

Compensation of Directors

   Directors of the Company who are also employees of the Company do not receive additional compensation for their services as directors. Non-employee directors of the Company receive annual director compensation consisting of shares of common stock with a value of $10,000 pursuant to the Company's 1998 Stock Incentive Plan and $5,000 in cash. Each non-employee director receives $1,500 for each Board meeting attended in person and $500 for each Board meeting attended telephonically. In addition, each non-employee director receives $500 for each committee meeting attended in person and $300 for each committee meeting attended telephonically. Non-employee directors also are reimbursed for expenses incurred to attend meetings of the Board of Directors and its committees. Further, Mr. Witlin was granted an option to purchase 32,258 shares of common stock on the same terms as the grants to executive officers described below under "Compensation Pursuant to Plans."

Executive Compensation

   The following table sets forth the compensation paid by Creditrust during the fiscal years ended December 31, 1997 and December 31, 1998 to Creditrust's Chief Executive Officer and all other executive officers receiving compensation in excess of $100,000 in 1997 and 1998 (the "Named Executive Officers").

                           Summary Compensation Table

                                                   Annual
                                                Compensation
                                              ----------------    All Other
Name and Principal Position              Year  Salary   Bonus  Compensation(1)
---------------------------              ---- -------- ------- ---------------
Joseph K. Rensin........................ 1998 $218,846 $   --      $ 1,295
 Chairman and Chief Executive Officer    1997  150,010     --          --

Rick W. Chandler(2)..................... 1998   95,022  21,664      91,934(3)
 Vice President, Recovery                1997  101,637  22,667         --

John L. Davis........................... 1998  150,010   5,000       1,195
 Vice President, Business Development    1997  150,010  16,777       1,772

Jefferson B. Moore...................... 1998  150,010 128,728       1,615
 Vice President, Acquisitions            1997  138,470   2,000         --

Richard J. Palmer....................... 1998  150,010  42,584       1,444
 Vice President and Chief Financial
  Officer                                1997  150,010 118,589         188

--------
(1) Represents amounts contributed by the Company to the individuals' accounts in the Company's 401(k) plan.
(2) Mr. Chandler was employed by the Company through September 1998. John D. Frey became the Company's Vice President, Recovery in September 1998.
(3) Includes the amount paid to Mr. Chandler upon cancellation of his options in connection with the termination of his employment with the Company.

Employment Agreements

   The Company has entered into employment agreements with Messrs. Palmer, Moore, Frey and Davis. The employment agreements entitle Messrs. Palmer and Moore to annual incentive compensation in an amount up to $100,000 in the discretion of the Compensation Committee, in addition to an annual base compensation of $150,000. Mr. Davis receives annual compensation of $150,000. Mr. Frey receives annual compensation of $150,000 and incentive compensation based upon the performance of the Recovery Department. Effective April 14, 1998, the Compensation Committee increased Mr. Rensin's annual salary to $250,000. Mr. Rensin is also entitled to incentive compensation in an amount up to $100,000 annually in the discretion of the Compensation Committee.

   Messrs. Palmer, Moore, Frey and Davis are entitled to all Company benefits to which employees generally are eligible, and each is subject to a confidentiality agreement that prohibits him from disclosing the Company's proprietary information, removing Company documents or soliciting other employees for outside employment for two years after he leaves the Company. In the event of a breach of the confidentiality agreement, the Company is entitled to liquidated damages of $100 per day for each day the agreement is violated, among other remedies.

   Messrs. Palmer, Moore, Frey and Davis each have agreed not to compete with the Company for three years from the date he leaves the Company, subject to certain geographic limitations. Pursuant to his employment agreement, the Company reimbursed Mr. Moore for $15,000 in moving expenses in connection with his relocation to Maryland and $10,000 for his temporary residence costs during the first several months of his employment, as well as certain temporary financial assistance in connection with his relocation. See "Certain Transactions."

Compensation Pursuant to Plans

   1998 Stock Incentive Plan. The Company has reserved a total of 800,000 shares of common stock for issuance pursuant to the Creditrust Corporation 1998 Stock Incentive Plan (the "Stock Plan"). The Stock Plan was established to provide incentives to motivate and retain key employees of the Company. The Stock Plan is administered by the Compensation Committee of the Board of Directors and provides for the grant of incentive stock options and non-qualified stock options, as well as stock appreciation rights, restricted or unrestricted stock awards, phantom stock, performance awards, or any combination of the foregoing. The Compensation Committee is authorized to grant options under the Stock Plan to all eligible employees of the Company, including executive officers. Directors who are not also employees of the Company are eligible for grants under the Stock Plan. Options granted under the Stock Plan are granted on such terms and at such prices as are determined by the Compensation Committee, except that the per share exercise price of incentive stock options granted under the Stock Plan cannot be less than the fair market value of the common stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no incentive stock option may be exercised after the expiration of 10 years from the date of grant. No option may be granted under the Stock Plan after July 29, 2008. Incentive stock options granted to an individual who owns (or is deemed to own) 10% or more of the total combined voting power of all classes of stock of the Company must have an exercise price of at least 110% of the fair market value of the common stock on the date of grant, and a term of no more than five years. The Board of Directors has the authority to amend or terminate the Stock Plan, however certain amendments are subject to stockholder approval.

   Currently, there are 800,000 shares of common stock available for issuance under the Stock Plan, of which 312,500 shares are subject to outstanding options.

                       Option Grants In Last Fiscal Year

   The following table sets forth information regarding non-qualified stock options granted under the Stock Plan by Creditrust during the fiscal year ended December 31, 1998 to each of the Named Executive Officers.

                                                                             Potential
                                                                        Realizable Value at
                                                                          Assumed Annual
                                                                          Rates of Stock
                                                                        Price Appreciation
                                       Individual Grants                for Option Term(4)
                         ---------------------------------------------- -------------------
                         Number of
                         Securities Percentage of
                         Underlying Total Options
                          Options     Granted in   Exercise  Expiration
Name                     Granted(1) Fiscal Year(2) Price (3)    Date       5%       10%
----                     ---------- -------------- --------- ---------- -------- ----------
Joseph K. Rensin........      --          --           --         --         --         --
John L. Davis...........   64,516       20.65%      $15.50    7/29/08   $628,893 $1,593,739
Jefferson B. Moore......   64,516       20.65        15.50    7/29/08    628,893  1,593,739
Richard J. Palmer.......   64,516       20.65        15.50    7/29/08    628,893  1,593,739

--------
(1) Twenty percent of the options vested on the date of grant and the remaining options vest at a rate of 20% on each anniversary of the date of grant.
(2) Based on an aggregate of 312,500 shares subject to options grant to employees, officers and directors of Creditrust in the fiscal year ended December 31, 1998, including the Named Executive Officers.
(3) The options were granted at an exercise price equal to the fair market value of the common stock on the date of grant.
(4) As mandated by regulations promulgated by the Commission, the table describes the hypothetical gains that would exist for the respective options granted based on assumed rates of annual stock price appreciation of 5% and 10% from date of grant to the end of the option term. These hypothetical gains are based on assumed rates of appreciation and, therefore, the actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall stock market conditions and the continued employment of the named individuals with the Company. As a result, the amounts reflected in this table may not necessarily be achieved.

   Messrs. Frey, Isett and Petcovic have been granted options to purchase a total of 38,306 shares of common stock at a weighted average exercise price of $16.97.

   Stock Purchase Plan. The Company has reserved a total of 100,000 shares of common stock for issuance pursuant to the Creditrust Corporation 1998 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan was established to promote the long-term success of the Company by providing employees of the Company with a convenient opportunity to become stockholders. Options granted and shares of common stock purchased under the Stock Purchase Plan are intended to qualify for the favorable tax treatment for employees available under Section 423 of the Internal Revenue Code of 1986, as amended.

   The Compensation Committee administers the Stock Purchase Plan. Under the terms of the Stock Purchase Plan, all eligible employees of the Company have the opportunity to purchase common stock through payroll deductions. The purchase price is determined by the Compensation Committee but in no event will it be lower than 85% of the lesser of (1) the fair market value of a share of common stock on the offering date, or (2) the fair market value of a share of common stock on the purchase date, provided that the price per share is not less than par value. The fair market value on any offering date shall be the average on that date of the high and low prices of a share of common stock on the principal national securities exchange on which the common stock is trading. The maximum number of shares for which each employee may purchase options in each annual period is determined by the Compensation Committee prior to the commencement of each offering period. The Stock Purchase Plan limits purchases to $25,000 per participant for each calendar year. The aggregate amount of shares of common stock that have been reserved under the Stock Purchase Plan is subject to adjustment for recapitalization, stock dividend, reorganization, merger, consolidation or other changes in capital affecting the common stock.

Indemnification of Directors and Officers

   Pursuant to the Company's Charter and Bylaws, the Company is obligated to indemnify each of its directors and officers to the fullest extent permitted by Maryland law with respect to all liability and losses suffered and reasonable expenses incurred in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was a director or officer of the Company. The Company is obligated to pay the reasonable expenses of the directors or officers incurred in defending such proceedings if the indemnified party agrees to repay all amounts advanced by the Company if it is ultimately determined that such indemnified party is not entitled to indemnification. See "Description of Capital Stock--Limitations on Liability of Officers and Directors."

                              CERTAIN TRANSACTIONS

   Mr. Rensin had unconditionally and personally guaranteed (the "Guaranty") the Company's former bank credit facility, including attorneys fees and expenses, incurred by the bank in enforcing its rights under the Guaranty. A portion of the proceeds of the Initial Securitization was used to pay off and terminate this facility, and, consequently the Guaranty has terminated.

   Mr. Rensin had unconditionally and personally guaranteed the Subordinated Notes. A portion of the proceeds of the initial public offering was used to repay the Subordinated Notes and consequently terminated this subordinated guaranty.

   Jefferson B. Moore, who has served as the Company's Vice President, Acquisitions since January 22, 1997, received a loan of $78,000 on February 28, 1997 pursuant to his employment agreement. The Company issued the loan to Mr. Moore and his wife to assist with their purchase of a residence in Maryland. Mr. and Mrs. Moore paid a $38,000 installment on May 30, 1997, leaving a balance of $40,000 which was repaid in June 1998.

   The Company remitted payments on loans due participants (including interest) of approximately $743,000 and $58,000 to Mr. Rensin and various investment vehicles owned or controlled by Mr. Rensin during the years ended December 31, 1996 and 1997, respectively. The remaining amounts due to participants will be repaid as the related receivables are liquidated.

   The Company also remitted a payment of approximately $66,000 to a corporation prior to the initial public offering, of which Mr. Glassberg is an executive officer, as a finder's fee in connection with the contract for the receivables that were serviced by the Company and included in the Initial Securitization.

   Any future related-party transactions will be on terms at least as favorable to the Company as available from third parties and will be approved by a majority of the disinterested directors.

                              SELLING STOCKHOLDERS

   The common stock offered hereby (the "Shares") is issuable upon exercise of the warrants. The Selling Stockholders may from time to time offer and sell pursuant to this prospectus any or all of the Shares. The term "Selling Stockholder" includes the holders listed below and the beneficial owners of the warrants or Shares and their transferees, pledges, donees or other successors.

   The following table sets forth information with respect to the Selling Stockholders and the respective number of warrants beneficially owned by each Selling Stockholder and the number of shares of stock into which such warrants will be convertible into upon exercise thereof that may be offered pursuant to this prospectus.

                                                Number of
                                                Shares to                 Percentage
                                                   be                      of Total
                          Number of            Issued Upon Percentage of    Voting
                          Warrants  Percentage Exercise of  Common Stock  Power After
                            Held     of Total  Warrants(1) Outstanding(2) Exercise(3)
                          --------- ---------- ----------- -------------- -----------
Odyssey Capital Group,
 L.P., a Pennsylvania
 limited partnership....   67,500      15.0%     67,500          *%            *%
Porter Partners.........   58,500      13.0      58,500          *             *
Lancaster Investment
 Partners, L.P.(4)......   54,000      12.0      54,000         1.3           1.3
American High Growth
 Equities Retirement
 Trust(5)...............   45,000      10.0      45,000          *             *
Losty Capital
 Management(6)..........   45,000      10.0      45,000         1.1           1.1
Sonz Partners L.P.......   45,000      10.0      45,000          *             *
Lagunitas Partners
 LP(7)..................   36,000       8.0      36,000          *             *
Gruber & McBaine
 Int'l(8)...............   21,600       4.8      21,600          *             *
Jeff Porter.............   18,000       4.0      18,000          *             *
Allan Bortel or Sydne
 Bortel, trustees, or
 their successors in
 trust, under the Sydne
 and Allan Bortel living
 trust, dated September
 14, 1998, and any
 amendments thereto.....   13,500       3.0      13,500          *             *
EDJ Limited.............   13,500       3.0      13,500          *             *
Mindful Partners, L.P...   13,500       3.0      13,500          *             *
Jon and Linda
 Gruber(9)..............    9,000       2.0       9,000          *             *
Mayer Kanter............    9,000       2.0       9,000          *             *
Dawn Dobras(10).........      450       1.0         450          *             *
Eric B. Swergold(11)....      450       1.0         450          *             *

--------
 *  Less than 1%.

 (1) Assumes exercise of the full number of warrants held by such holder. Fractional shares will be redeemed in cash.

 (2) Computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act and based upon 7,984,480 shares of common stock outstanding as of December 31, 1998, treating as outstanding the number of Shares shown as being issuable upon the assumed exercise of the named holder of the full amount of such holder's warrants but not assuming the conversion of the warrants of any other holder. Includes common stock, if any, beneficially owned by the holder other than the Shares.

 (3) The percentage of total voting power after exercise represents the percentage of the voting power each stockholder will have after the exercise based upon 7,984,480 shares of common stock outstanding as of December 31, 1998 treating as outstanding the number of Shares as being issuable upon the assumed exercise by the named holder of the full amount of such holder's warrants but not assuming the exercise of the warrants of any other holder. Includes common stock, if any, beneficially owned by the holder other than the Shares.
 (4) Lancaster Investment Partners, L.P. ("Lancaster") owns 48,500 shares of common stock. Lancaster is an affiliate of Boenning & Scattergood, Inc. which participated in the initial public offering of the Company's common stock in July 1998 and the placement of the Warrants described herein. Lancaster agreed, subject to certain exceptions, not to sell or otherwise dispose, directly or indirectly, of any shares of common stock until April 2, 1999.
 (5) American High Growth Equities Retirement Trust owns 27,500 shares of common stock.
 (6) Losty Capital Management owns 42,000 shares of common stock.
 (7) Lagunitas Partners LP owns 4,500 shares of common stock.
 (8) Gruber & McBaine Int'l owns 2,500 shares of common stock.
 (9) Jon and Linda Gruber own 3,000 shares of common stock.

(10) Ms. Dobras owns 100 shares of common stock.
(11) Mr. Swergold owns 100 shares of common stock.

   None of the Selling Stockholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because a Selling Stockholder may, pursuant to this prospectus, offer all or some portion of the Shares, no estimate can be given as to the amount of Shares that will be held by the Selling Stockholders upon termination of any such sales. In addition, the Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their warrants, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), since the date on which they provided the information regarding their warrants. Information regarding changes with respect to the Selling Stockholders will be set forth in supplements to this prospectus if and when necessary. See "Plan of Distribution."

                          DESCRIPTION OF CAPITAL STOCK

General

   The Company is authorized to issue 20,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share (the "Preferred Stock"). As of December 31, 1998, the Company had 8,000,000 shares of common stock issued, 7,984,480 shares of common stock outstanding and no shares of Preferred Stock outstanding. The following description of capital stock of the Company is qualified in its entirety by reference to the Company's Charter.

Common Stock

   Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. Stockholders have no right to cumulate their votes in the election of directors. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. If all the shares of common stock offered by this prospectus are sold, Mr. Rensin will own 61.5% of the outstanding common stock. Mr. Rensin will be able to control effectively most matters requiring approval by the Company's stockholders, including the election of directors, the approval of charter amendments, and the approval of major transactions for which stockholders have approval rights. Holders of common stock are entitled to receive dividends and other distributions pro rata when, as and if declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not intend to declare or pay any dividends on the shares of its common stock in the near future. See "Dividend Policy." In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, including all distributions to holders of Preferred Stock having a liquidation preference over the common stock. The Company's Charter gives the holders of common stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to such shares. All outstanding shares of common stock are, and the shares offered hereby will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock, which the Company may designate and issue in the future from time to time.

Preferred Stock

   Under the Charter, the Board of Directors is authorized to issue Preferred Stock, in one or more series, and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The Company has not issued any series of Preferred Stock.

Warrants

   The Company has issued and outstanding warrants to purchase 396,000 shares of common stock at an exercise price of $12.00 per share and warrants to purchase 54,000 shares of common stock at an exercise price of $15.50 per share. The warrants expire on April 1, 2003 and are subject to customary anti-dilution adjustments upon dividends and distributions on the common stock, subdivisions or reclassifications of common stock, combinations and reclassifications of the common stock, and certain transactions occurring prior to an initial public offering of common stock.

Limitations on Liability of Officers and Directors

   The Company's Charter and Bylaws provide for mandatory indemnification of the officers and directors of the Company to the fullest extent permitted by the Maryland General Corporation Law ("MGCL"), including some instances in which indemnification is otherwise discretionary under the MGCL. The Charter contains provisions that eliminate the personal liability of the Company's directors and officers for monetary damages resulting from breaches of their fiduciary duties as directors or officers other than for a judgment or other final adjudication adverse to the officer or director that is entered based on a finding of active or deliberate dishonesty, payment of unlawful distributions, or for any transaction from which the director or officer derived an improper personal benefit. The Company believes that these provisions are essential to attracting and retaining qualified persons as directors and officers.

   There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, and the Company is not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Anti-Takeover Provisions

 Business Combinations

   Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and (i) any person who beneficially owns 10% or more of the voting power of the corporation's shares, (ii) an affiliate or associate of such corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (in either case, an "interested stockholder"), or (iii) any affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter must be recommended by the board of directors of the Maryland corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of its outstanding voting shares, and (b) two-thirds of the votes entitled to be cast by holders of such outstanding voting shares, other than shares held by the interested stockholder with whom the business combination is to be effected; unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

   The Company is generally governed by the MGCL's business combinations statute. However, the Company's Charter exempts any business combination with Mr. Rensin or his present or future affiliates from the application of such statute.

 Control Share Acquisitions

   The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders, excluding shares of stock as to which the acquiring person, officers of the corporation and directors of the corporation who are employees of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such person, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority of all voting power. Control shares do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

   A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares.

   If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

   The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or excepted by the charter or the bylaws of the corporation.

   The business combination statute and the control share acquisition statute could have the effect of discouraging unsolicited offers to acquire the Company and of increasing the difficulty of consummating any such offer.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

   As of December 31, 1998, the Company had 7,984,480 shares of common stock outstanding. If all the warrants are exercised, there will be 8,434,480 shares of common stock outstanding. Of those shares, the 2,808,711 shares of common stock sold in the initial public offering of the Company's common stock are freely transferable without restriction or registration under the Securities Act, unless purchased by persons deemed to be "affiliates" of the Company (as that term is defined in the Act) ("Affiliates"). In addition, the 450,000 shares of common stock offered by this prospectus will be freely tradeable without restriction or registration under the Act when the registration statement, of which this prospectus is a part, becomes effective. The remaining 5,191,289 shares of common stock outstanding ("Restricted Shares") may only be sold in the public market if such shares are registered under the Act or sold in accordance with Rule 144 promulgated under the Act. In general, under Rule 144 a person (or persons whose shares are aggregated) including an affiliate, who has beneficially owned the shares for one year, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's common stock, or (ii) the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is deemed not to have been an Affiliate of the Company at any time during the 90 days preceding a sale by such person and who has beneficially owned his shares for at least two years, may sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Act, unless thereafter held by an Affiliate of the Company.

   The Company has reserved an aggregate of 800,000 shares of common stock for issuance pursuant to the Stock Plan and 100,000 shares for issuance under the Stock Purchase Plan and the Company registered such shares on Form S-8. Subject to restrictions imposed pursuant to the Stock Plan and the Stock Purchase Plan, shares of common stock issued pursuant to the Stock Plan or Stock Purchase Plan after the effective date of any Registration Statement on Form S-8 will be available for sale in the public market without restriction to the extent they are held by persons who are not Affiliates of the Company, and by Affiliates pursuant to Rule 144.

                              PLAN OF DISTRIBUTION

   Pursuant to a Registration Rights Agreement dated as of April 9, 1998 (the "Registration Rights Agreement") between the Company and Ferris, Baker Watts, Incorporated, as placement agent, entered into in connection with the offering of the warrants and the Shares to be issued upon exercise thereof, the Registration Statement of which this prospectus forms a part was filed with the Commission covering the resale of the Shares. The Company has agreed to use all reasonable efforts to keep the Registration Statement effective until July 28, 2001, two years from the effective date of the initial public offering (or such earlier date when the holders of the Shares are able to sell all such Shares immediately without restriction as described in the Registration Rights Agreement). The Company will be permitted to suspend the use of this prospectus (which is a part of the Registration Statement) in connection with the sale of the Shares by holders during certain time periods under certain circumstances relating to pending corporate developments and public filings with the Commission and similar events. The specific provisions relating to the registration rights described above are contained in the Registration Rights Agreement, and the foregoing summary is qualified in its entirety by reference to the provisions of such agreement.

   The Company will not receive any of the proceeds of the offering of the Shares by the Selling Stockholders. Sales of the Shares may be effected by or for the account of the Selling Stockholders from time to time in transactions (which may include block transactions) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders, or to broker-dealers who may purchase Shares as principals and thereafter sell the Shares from time to time in transactions (which may include block transactions) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by Selling Stockholders may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Shares offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

   Pursuant to the Registration Rights Agreement, the Company has agreed to pay all expenses incident to the offer and sale of the Shares offered by the Selling Stockholders hereby, except that the Selling Stockholders will pay all underwriting discounts and selling commissions, if any. The Company and the Selling Stockholders are obligated to indemnify each other against certain liabilities arising under the Securities Act.

   The outstanding common stock is quoted on the Nasdaq National Market and the Shares have been approved for listing on the Nasdaq National Market subject to official notice of issuance.

   To comply with the securities laws of certain states, if applicable, the Shares offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may be limited in its ability to engage in market activities with respect to such Shares. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchase and sales of any of the Shares by the Selling Stockholders. The foregoing may affect the marketability of the Shares.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby and general corporate legal matters will be passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

   The consolidated financial statements as of December 31, 1997 and 1998 and for each of the years ended December 31, 1996, 1997 and 1998 included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their reports thereon appearing elsewhere herein, and are included in reliance on their authority as experts in accounting and auditing.

                          CREDITRUST CORPORATION

                Index to Consolidated Financial Statements

Report of Independent Certified Public Accountants....................   F-2
Consolidated Financial Statements
  Consolidated Balance Sheets as of December 31, 1997 and 1998........   F-3
  Consolidated Statements of Earnings for the years ended
   December 31, 1996, 1997 and 1998...................................   F-4
  Consolidated Statements of Stockholders' Equity and Comprehensive
   Income for the years ended December 31, 1996, 1997 and 1998........   F-5
  Consolidated Statements of Cash Flows for the years ended December
   31, 1996, 1997 and 1998............................................   F-6
  Notes to Consolidated Financial Statements.......................... F-7-F-20

            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

Creditrust Corporation

   We have audited the accompanying consolidated balance sheets of Creditrust Corporation (the "Company") as of December 31, 1997 and 1998, and the related consolidated statements of earnings, stockholders' equity and comprehensive income and cash flows for the years ended December 31, 1996, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Creditrust Corporation as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the years ended 1996, 1997 and 1998 in conformity with generally accepted accounting principles.

Grant Thornton LLP

Vienna, Virginia

February 15, 1999

                          CREDITRUST CORPORATION

                        CONSOLIDATED BALANCE SHEETS


                                                            December 31,
                                                      ------------------------
                                                         1997         1998
                                                      ----------- ------------
                       Assets
Cash and Cash Equivalents............................ $   769,576 $  7,906,151
Income Taxes Receivable..............................     200,163          --
Finance Receivables..................................   5,049,839   26,915,035
Investment in Securitizations........................         --    30,269,001
Property and Equipment...............................   1,434,218    2,448,912
Deferred Costs.......................................     534,700      475,402
Other Assets.........................................     215,740      733,195
                                                      ----------- ------------
    Total Assets..................................... $ 8,204,236 $ 68,747,696
                                                      =========== ============
        Liabilities and Stockholders' Equity
Accounts Payable and Accrued Expenses................ $   653,065 $  1,621,486
Notes Payable........................................   2,105,972    6,788,933
Capitalized Lease Obligations........................     972,342    1,651,637
Deferred Income......................................     895,449          --
Lease Incentives.....................................     266,630      301,639
Deferred Tax Liability...............................   1,093,846   11,914,753
Other Liabilities....................................     152,539       43,877
                                                      ----------- ------------
    Total Liabilities................................   6,139,843   22,322,325
Stockholders' Equity
  Preferred stock, $.01 par value; 5,000,000 shares
   authorized, none issued and outstanding...........         --           --
  Common stock, $.01 par value; 20,000,000 shares
   authorized, 6,000,000 shares issued and
   outstanding at December 31, 1997 and 8,000,000
   shares issued and 7,984,480 outstanding at
   December 31, 1998.................................      60,000       80,000
  Paid-in capital....................................      52,824   27,753,619
  Stock held for benefit plans.......................         --      (268,690)
  Net unrealized gains on available for sale
   securities........................................         --     6,713,978
  Retained earnings..................................   1,951,569   12,146,464
                                                      ----------- ------------
    Total Stockholders' Equity.......................   2,064,393   46,425,371
                                                      ----------- ------------
    Total Liabilities and Stockholders' Equity....... $ 8,204,236 $ 68,747,696
                                                      =========== ============

 The accompanying notes are an integral part of these consolidated statements.

                          CREDITRUST CORPORATION

                    CONSOLIDATED STATEMENTS OF EARNINGS

                                                Year ended December 31,
                                           -----------------------------------
                                              1996        1997        1998
                                           ----------  ----------  -----------
Revenue
  Income on finance receivables..........  $5,521,063  $7,245,744  $12,816,698
  Servicing fees.........................         --    2,580,200    3,109,940
  Interest on investment in
   securitizations.......................         --          --       533,588
  Gain on sale...........................         --          --    18,414,182
                                           ----------  ----------  -----------
                                            5,521,063   9,825,944   34,874,408
Expenses
  Personnel..............................   2,617,862   5,922,172   11,917,689
  Communications.........................     573,118     911,508    1,644,928
  Rent and other occupancy...............     382,020     853,344    1,195,025
  Professional fees......................     155,754     504,003    1,011,781
  General and administrative.............     193,221     270,509      686,326
  Contingency legal and court costs......     212,530     320,104      349,040
  Portfolio repurchase costs.............     383,736         --           --
                                           ----------  ----------  -----------
                                            4,518,241   8,781,640   16,804,789
                                           ----------  ----------  -----------
Earnings from Operations.................   1,002,822   1,044,304   18,069,619
Other Income (Expense)
  Interest and other.....................      74,307      14,755      312,264
  Interest expense.......................    (287,530)   (377,410)    (615,750)
                                           ----------  ----------  -----------
Earnings Before Income Taxes.............     789,599     681,649   17,766,133
Provision for Income Taxes...............     315,699     225,275    7,004,815
                                           ----------  ----------  -----------
Earnings Before Extraordinary Item.......     473,900     456,374   10,761,318
Extraordinary Item--loss on
 extinguishment of debt (net of taxes)...         --          --      (566,423)
                                           ----------  ----------  -----------
Net Earnings.............................  $  473,900  $  456,374  $10,194,895
                                           ==========  ==========  ===========
Basic Earnings Per Common Share Before
 Extraordinary Item......................  $      .08  $      .08  $      1.57
Extraordinary Item--loss on
 extinguishment of debt (net of taxes)...         --          --          (.08)
                                           ----------  ----------  -----------
Basic Earnings Per Common Share..........  $      .08  $      .08  $      1.49
                                           ----------  ----------  -----------
Weighted-Average Number of Basic Common
 Shares Outstanding During the Year......   6,000,000   6,000,000    6,827,506
                                           ==========  ==========  ===========
Diluted Earnings Per Common Share Before
 Extraordinary Item......................  $      .08  $      .08  $      1.56
Extraordinary Item--loss on
 extinguishment of debt (net of taxes)...         --          --          (.08)
                                           ----------  ----------  -----------
Diluted Earnings Per Common Share........  $      .08  $      .08  $      1.48
                                           ==========  ==========  ===========
Weighted-Average Number of Diluted Common
 Shares Outstanding During the Year......   6,000,000   6,000,000    6,898,870
                                           ==========  ==========  ===========

 The accompanying notes are an integral part of these consolidated statements.

                             CREDITRUST CORPORATION

 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                                                              Stock
                           Common Stock     Additional  Preferred Stock     Held for       Net
                         ------------------   Paid-in   ------------------   Benefit   Unrealized   Retained
                          Shares    Amount    Capital   Shares    Amount      Plans       Gains     Earnings      Total
                         ---------  ------- ----------- -------   --------  ---------  ----------- ----------- -----------
Balance at January 1,
 1996................... 6,000,000  $60,000 $    52,824      --    $    --  $     --   $       --  $ 1,021,295 $ 1,134,119
Net Earnings............       --       --          --       --         --        --           --      473,900     473,900
                         ---------  ------- -----------  -------   -------- ---------  ----------- ----------- -----------
Balance at December 31,
 1996................... 6,000,000   60,000      52,824      --         --        --           --    1,495,195   1,608,019
Net Earnings............       --       --          --       --         --        --           --      456,374     456,374
                         ---------  ------- -----------  -------   -------- ---------  ----------- ----------- -----------
Balance at December 31,
 1997................... 6,000,000   60,000      52,824      --         --        --           --    1,951,569   2,064,393
Initial public
 offering............... 2,000,000   20,000  27,291,289      --         --        --           --          --   27,311,289
Value of common stock
 purchase warrants
 issued in connection
 with subordinated debt
 financing..............       --       --      409,506      --                   --           --          --      409,506
Stock purchased for
 benefit plans .........   (15,520)     --          --       --         --   (268,690)         --          --     (268,690)
Net earnings............       --       --          --       --         --        --           --   10,194,895  10,194,895
Other Comprehensive
 Income, unrealized
 gains on available for
 sale securities, net of
 taxes of $4,213,980....       --       --          --       --         --        --     6,713,978         --    6,713,978
                                                                                                               -----------
Total Comprehensive
 Income.................       --       --          --       --         --        --           --          --   16,908,873
                         ---------  ------- -----------  -------   -------- ---------  ----------- ----------- -----------
Balance at December 31,
 1998................... 7,984,480  $80,000 $27,753,619      --    $    --  $(268,690) $ 6,713,978 $12,146,464 $46,425,371
                         =========  ======= ===========  =======   ======== =========  =========== =========== ===========

 The accompanying notes are an integral part of these consolidated statements.

                          CREDITRUST CORPORATION

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 Year ended December 31,
                                            -----------------------------------
                                               1996        1997        1998
                                            ----------  ----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents
Cash Flows from Operating Activities
  Net earnings............................  $  473,900  $  456,374  $10,194,895
  Adjustments to reconcile net earnings to
   net cash provided by operating
   activities:
   Depreciation and amortization..........      84,463     208,643      369,288
   Deferred tax expense...................     249,462     470,670    6,956,757
   Gain on sale...........................         --          --   (18,414,182)
   Extraordinary item--loss on
    extinguishment of debt (net of
    taxes)................................                              566,423
  Changes in assets and liabilities:
   Decrease (increase) in other assets....      97,832    (196,977)    (517,455)
   Increase in accounts payable and
    accrued expenses......................     345,010     195,879      968,420
   Increase (decrease) in other
    liabilities...........................         --      101,358     (101,358)
   Increase in lease incentives...........      72,000     194,630       35,009
   Increase (decrease) in current income
    taxes payable/receivable..............    (115,452)   (193,749)     200,163
                                            ----------  ----------  -----------
Net Cash and Cash Equivalents Provided by
 Operating Activities.....................   1,207,215   1,236,828      257,960
                                            ----------  ----------  -----------
Cash Flows from Investing Activities
  Collections applied to principal
   (accretion) on finance receivables.....     831,505   2,111,394   (3,412,997)
  Investment in securitizations...........         --          --    (1,933,855)
  Purchases of property and equipment.....    (332,152)   (122,668)    (347,246)
  Acquisitions of finance receivables.....  (5,583,130)   (557,498) (58,335,683)
  Proceeds from securitizations...........         --          --    38,516,596
  Deferred gain on sale of finance
   receivables............................     895,449         --           --
  Proceeds from portfolios sold, net......         --          --       562,181
                                            ----------  ----------  -----------
Net Cash and Cash Equivalents (Used in)
 Provided by Investing Activities.........  (4,188,328)  1,431,228  (24,951,004)
                                            ----------  ----------  -----------
Cash Flows from Financing Activities
  (Payments on) proceeds from notes
   payable and other debt, net............   2,932,262  (1,659,918)   4,675,658
  Proceeds from subordinated debt.........         --          --     4,529,614
  (Payments on) subordinated debt.........         --          --    (4,529,614)
  Payments on capital lease obligations...     (23,748)   (179,497)    (357,441)
  Proceeds from issuance of common stock..         --          --    27,311,289
  Common stock purchased for benefit
   plans..................................         --          --      (268,690)
  Proceeds from issuance of warrants......         --          --       409,505
  Deferred costs..........................         --     (534,700)      59,298
                                            ----------  ----------  -----------
Net Cash and Cash Equivalents Provided by
 (Used in) Financing Activities...........   2,908,514  (2,374,115)  31,829,619
                                            ----------  ----------  -----------
Net (Decrease) Increase in Cash and Cash
 Equivalents..............................     (72,599)    293,941    7,136,575
Cash and Cash Equivalents at Beginning of
 Year.....................................     548,234     475,635      769,576
                                            ----------  ----------  -----------
Cash and Cash Equivalents at End of Year..  $  475,635  $  769,576  $ 7,906,151
                                            ==========  ==========  ===========

         The accompanying notes are an integral part of these consolidated statements.

                          CREDITRUST CORPORATION

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--ORGANIZATION AND BUSINESS

   Creditrust Corporation (the "Company") was incorporated in Maryland on October 17, 1991. The Company purchases, collects and manages defaulted consumer receivables from credit grantors, including banks, finance companies, retail merchants and other service providers. The Company's customers are located throughout the United States. The Company has funded its receivables purchases and the expansion of its business through a combination of bank and other warehouse funding, public and private equity funding and asset-backed securitizations.

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

   The Company's accounts are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Creditrust Funding I LLC. All material inter-company accounts and transactions have been eliminated.

 Significant Estimates

   In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Significant estimates have been made by management with respect to the amount of future cash flows of portfolios. The estimated future cash flows of the portfolios are used to recognize income on finance receivables and to estimate the fair value of investment in securitizations. Actual results could differ from these estimates, making it reasonably possible that a change in these estimates could occur within one year. On a quarterly basis, management reviews the estimate of future collections, and it is reasonably possible that its assessment may change based on actual results and other factors. The change could be material.

 Cash and Cash Equivalents

   The Company considers all highly liquid securities purchased with a maturity of three months or less to be cash equivalents.

 Finance Receivables/Interest Income

   The Company accounts for its investment in finance receivables on an accrual basis under the guidance of Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans," using unique and exclusive static pools. Static pools are established with accounts having similar attributes, usually based on acquisition timing and/or by seller. Once a static pool is established, the receivables in the pool are not changed. The discount between the cost of each static pool and the contractual receivable of the accounts in the static pools is not recorded since the Company expects to collect a relatively small percentage of each static pool's contractual receivable balance. Each static pool is initially recorded at cost.

                             CREDITRUST CORPORATION

   Accrual accounting for each static pool is measured as a unit for the economic life of the static pool (similar to one loan) for recognition of income on finance receivables, or collections applied to principal on finance receivables, and for provision of loss or impairment. The effective interest rate for each static pool is estimated based on the estimated monthly collections over the estimated economic life of each pool (currently five years, based on the Company's collection experience). Income on finance receivables is accrued monthly based on each static pool's effective interest rate applied to each static pool's monthly opening carrying value. Monthly collections received for each static pool reduce each static pool's carrying value. To the extent collections exceed the interest accrual, the carrying value is reduced and the reduction is recorded as collections applied to principal. If the accrual is greater than collections, the carrying value accretes. Accretion arises as a result of collection rates lower in the early months of ownership than the estimated effective yield which reflects collections for the entire economic life of the static pool. Measurement of impairment and any provision for loss is based on each static pool. To the extent the estimated future cash flow, discounted at the estimated yield, increases or decreases, the Company adjusts the yield accordingly. To the extent that the carrying amount of a particular static pool exceeds its fair value, a valuation allowance would be recognized in the amount of such an impairment. The estimated yield for each static pool is based on estimates of future cash flows from collections, and actual cash flows may vary from current estimates.

 Servicing Fees

   Servicing fees are recognized on securitized receivables under the terms of two indenture and servicing agreements. The Company recognizes as a servicing fee 20% of collections in the securitizations. In accordance with terms of a servicing agreement on a non-securitized portfolio from August 1997 through June 1998, the Company recognized as a servicing fee a predetermined percentage of collections on the related receivables.

 Investments in Debt and Equity Securities

   The Company accounts for investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As such, investments are recorded as either trading, available for sale, or held to maturity. The Company records its investment in securitizations (see Note E) as available for sale debt securities. Such securities are recorded at fair value, and unrealized gains and losses, net of the related tax effect, are not reflected in earnings but are recorded as a separate component of stockholders' equity. The investment in securitizations is estimated to accrue income over the estimated life of the underlying portfolio of receivables. A decline in the value of an available for sale security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security.

 Deferred Costs

   The Company accounted for expenditures, principally legal and accounting fees in connection with its preparation to sell stock in its initial public offering, as capitalized and deferred until the offering occurred. The costs were netted against the capital raised in the offering.

   The Company accounted for legal and professional fees in connection with its securitization efforts as capitalized and deferred until the securitizations are closed. All transaction costs, including legal and accounting fees, are expensed when the gain on sale is recognized.

   The Company capitalized legal and accounting costs incurred in connection with its placement of senior subordinated notes in 1998. The costs were allocated between the financing costs of the notes and the paid-in capital of the warrants. The debt financing costs were amortized until the notes were paid off with the proceeds

                          CREDITRUST CORPORATION
of the initial public offering, at which time the balance of deferred costs were expensed and included in the extraordinary loss.

   The Company capitalized legal and accounting costs incurred in connection with its establishment of the warehouse and revolving line-of-credit facilities in 1998. The costs will be amortized over the terms of the facilities.


 Depreciation/Amortization

   Property and equipment, consisting of computer equipment, furniture and fixtures and leasehold improvements, are stated at cost and depreciated/amortized using a straight-line method of depreciation over the lives of the assets, which range from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life. Accelerated methods are used for tax purposes.

 Accounting for Transfers of Financial Assets

   In 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The standards are based on consistent application of a financial-components approach that focuses on control; under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Statement provides consistent standards for distinguising transfers of financial assets that are sales from transfers that are secured borrowings. The Company adopted SFAS No. 125 for the year ended December 31, 1997.

 Reporting Comprehensive Income

   The Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. The Statement establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. The Statement requires all items required to be recognized under accounting standards as components of comprehensive income, to be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. The Statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Reclassification of financial statements for earlier periods provided for comparative purposes is required. For the years ended December 31, 1996, and 1997, the Company had no material sources of other comprehensive income. The Company's investment in securitizations is classified as available for sale, as such, in accordance with SFAS No. 115, the Company recognizes as other comprehensive income the unrealized gains or losses for the difference between the amortized cost and estimated fair value net of income taxes. (see Note E).

 Stock Split/Authorization

   On February 19, 1998, the Company effected a 60,000-for-1 stock split of its common stock in the form of a stock dividend. Pursuant to the split, the Company increased the number of shares of common stock

                             CREDITRUST CORPORATION
authorized for issuance from 1,000 to 20,000,000. The stated par value of each common share was changed from no par to $0.01. In addition, the Company authorized 5,000,000 shares of preferred stock, with a par value of $0.01.

   The accompanying financial statements, including stockholders' equity and per share amounts, give retroactive effect to the stock split.

 Initial Public Offering

   On July 29, 1998, the Company commenced an initial public offering of 2.0 million shares of common stock at an initial public offering price of $15.50 per share. The Company's sole stockholder also sold 500,000 shares of common stock in the offering, which closed on August 3, 1998, and an additional 308,711 shares pursuant to an underwriters' overallotment option which was subsequently exercised and closed on September 2, 1998. After payment of underwriting discounts and commissions and estimated other offering expenses, the Company received net proceeds of $27.3 million. The proceeds were used to repay the subordinated notes, purchase additional portfolios and contribute to working capital.

 Earnings per Common Share

   In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" (EPS). This Statement replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the statement of earnings for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

   The Company did not have any potentially dilutive items for the years ended December 31, 1997 and 1996. The following table reconciles basic and diluted EPS for the year ended December 31, 1998:

                                                                         Per
                                              Earnings       Shares     Share
                                             (Numerator)  (Denominator) Amount
                                             -----------  ------------- ------
Basic EPS
Earnings before extraordinary item.......... $10,761,318                $1.57
Extraordinary item--loss on extinguishment
 of debt (net of taxes).....................    (566,423)                (.08)
                                             -----------                -----
Net earnings................................  10,194,895    6,827,506    1.49
Effect of Dilutive Securities
Warrants....................................         --        54,276
Stock options...............................         --        17,088
                                             -----------    ---------
Diluted EPS
Earnings before extraordinary item plus
 assumed conversions........................  10,761,318                 1.56
Extraordinary item--loss on extinguishment
 of debt (net of taxes)
 plus assumed conversions...................    (566,423)                (.08)
                                             -----------                -----
Net earnings plus assumed conversions....... $10,194,895    6,898,870   $1.48
                                             ===========    =========   =====

                            CREDITRUST CORPORATION

 Employee Stock Options

   The Company accounts for its employee stock options in accordance with the intrinsic value-based method of Accounting Principles Board Opinion No. 25 (APB 25). Under this method, if options are priced at or above the quoted market price on the date of grant, there is no compensation expense recognized by the Company as a result of the options.

NOTE C--FAIR VALUE OF FINANCIAL INSTRUMENTS

   The accompanying financial statements include various estimated fair value information as of December 31, 1997 and 1998, as required by SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." Such information, which pertains to the Company's financial instruments, is based on the requirements set forth in the Statement and does not purport to represent the aggregate net fair value of the Company.

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value.

 Cash and Cash Equivalents

   The carrying amount approximates fair value.

 Finance Receivables

   The Company records finance receivables at cost, which is discounted from the actual principal balance. The fair value of finance receivables was estimated based upon discounted expected cash flows. The carrying value of finance receivables approximates fair value at December 31, 1997 and 1998.

 Investment in Securitizations

   Investment in securitizations is recorded at estimated fair value based on discounted future cash flows.


 Notes Payable

   Quoted market prices for the same or similar issues or the current rate offered to the Company for debt of the same remaining maturities are used to estimate the fair value of the Company's notes payable. At December 31, 1997 and 1998, the carrying amount of the notes payable approximates fair value.

                          CREDITRUST CORPORATION

NOTE D--FINANCE RECEIVABLES

   The Company purchases defaulted consumer receivables at a discount from the actual principal balance. The following summarizes the change in finance receivables for the year ended December 31:

                                                      1997           1998
                                                  -------------  -------------
Balance, at beginning of year.................... $   6,603,735  $   5,049,839
  Purchases of finance receivables...............       557,498     58,335,683
  Net (collections applied) accretion to
   principal on finance receivables..............    (2,111,394)     3,412,997
  Securitization of finance receivables..........           --     (39,883,484)
                                                  -------------  -------------
Balance, at end of year..........................  $  5,049,839   $ 26,915,035
                                                  -------------  -------------
Unrecorded discount (unaudited).................. $ 403,307,742  $ 448,473,014
                                                  =============  =============

   To the extent that the carrying amount of a static pool exceeds its fair value, a valuation allowance would be recognized in the amount of such impairment. As of December 31, 1997 and 1998, no provision for loss has been recorded.

 Change in Estimate

   The Company monitors its projection models with a view towards enhancing predictability of both the amount and timing of collections. In 1996 and prior years, the principal model relied on the best available information at the time, largely based on the past performance characteristics of the aggregate static pools. After extensive statistical analysis of individual static pool performances in 1997, the Company implemented a refinement in its analysis of projected collections used to compute the effective interest rate for income recognition. The refinement included individual static pool estimates and had the effect of reducing total static pools' future projected cash flows. Management believes the change reflects a more predictable and conservative estimate. The total aggregate effect on the specific static pools of the change in estimate was to decrease net earnings for 1997 by approximately $700,000.

NOTE E--INVESTMENT IN SECURITIZATIONS

   Investment in securitizations for the year ended December 31, 1998 is comprised of the following:

                                                               Estimated
                             Cash      Amortized  Unrealized     Fair
                           Reserves      Cost        Gains       Value
                          ----------  ----------- ----------- -----------
Balance at beginning of
 year...................  $      --   $       --
Retained interests
 recorded...............   2,085,000   16,873,600
Interest accrued........         --       533,588
Allowed reduction in
 reserves...............    (151,145)         --
                          ----------  ----------- ----------- -----------
Balance at end of year..  $1,933,855  $17,407,188 $10,927,958 $30,269,001
                          ==========  =========== =========== ===========

   The investment in securitizations accrues interest at 12% per annum. The net after tax effect of unrealized gains is reflected as a separate component of stockholders' equity and is included in other comprehensive income. Fair value, absent actual market quotations for similar securities, was calculated by a discounted cash flow valuation.

                          CREDITRUST CORPORATION

NOTE F--PROPERTY AND EQUIPMENT

   Property and equipment consist of the following at:

                                                           December 31,
                                                    -----------------------
                                                       1997        1998
                                                    ----------  -----------
Computer equipment................................. $  845,215  $ 2,104,566
Furniture and fixtures.............................    855,631      955,498
Leasehold improvements.............................     95,109      119,872
                                                    ----------  -----------
                                                     1,795,955    3,179,936
Less accumulated depreciation and amortization.....   (361,737)    (731,024)
                                                    ----------  -----------
                                                    $1,434,218  $ 2,448,912
                                                    ==========  ===========

   As of December 31, 1997 and 1998, property and equipment purchased pursuant to capital leases was $1,117,287 and $2,154,022, less accumulated depreciation of $128,943 and $372,741, respectively.

NOTE G--DEFERRED COSTS

   Deferred costs consist of the following at:

                                                                December 31,
                                                              -----------------
                                                                1997     1998
                                                              -------- --------
Credit facilities............................................ $    --  $475,402
Securitizations..............................................  203,105      --
Initial public offering......................................  331,595      --
                                                              -------- --------
                                                              $534,700 $475,402
                                                              ======== ========

NOTE H--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

   Accounts payable and accrued expenses consist of the following at:

                                                              December 31,
                                                         -------------------
                                                           1997      1998
                                                         -------- ----------
Accounts payable........................................ $238,684 $  512,406
Accrued other liabilities...............................  105,350    413,802
Accrued salaries, taxes and fringe benefits.............  309,031    695,278
                                                         -------- ----------
                                                         $653,065 $1,621,486
                                                         ======== ==========

NOTE I--NOTES PAYABLE


 Warehouse Facility

   In September 1998, the Company established through a wholly owned consolidated special purpose finance subsidiary a $30 million revolving warehouse facility for use in acquiring finance receivables. The warehouse facility carries a floating interest rate of LIBOR plus .65%, with the revolving period expiring in October 2000. The final due date of all payments due under the facility is October 2005. The warehouse facility is secured by a trust estate, primarily consisting of specific consumer receivables that the Company has absolutely assigned to the newly formed special purpose finance subsidiary. Generally, the warehouse facility provides 95% of the acquisition costs of receivables purchased, with the Company funding the remaining 5% and a one-time $900,000 liquidity reserve requirement. The $900,000 reserve account is included in cash on the balance sheet and restricted as to use until the warehouse facility is retired. The facility contains financial covenants the most restrictive of which requires that the Company maintains a net worth of $1.8 million plus 75% of net earnings.

                          CREDITRUST CORPORATION

During November and December 1998, the Company borrowed approximately $15.5 million under the facility, which was repaid in December 1998. Interest expense, trustee fees and guarantee fees aggregated $109,691 in 1998.

 Revolving Line of Credit

   In October 1998, the Company entered into a $20 million revolving line of credit with a commercial lender to provide receivables financing. The facility has a term of three years, during which time the Company may borrow and repay funds to purchase receivables at 80% of acquisition cost. Interest is based on prime plus 0.5%, or LIBOR plus 2.5% at the option of the Company on each advance. The facility is secured by any receivables purchased under the facility and substantially all the Company's other assets. Interest expense totaled $96,537 in 1998. The facility contains financial covenants the most restrictive of which requires that the Company maintains a net worth of $30.0 million plus 50% of net earnings.

   As of December 31, 1998, required minimum principal payments payable by the Company were as follows:

        Year ending December 31,
        ------------------------
        1999........................................................ $2,262,979
        2000........................................................  3,394,467
        2001........................................................  1,131,487
                                                                     ----------
          Total minimum principal payments.......................... $6,788,933
                                                                     ==========

NOTE J--SUBORDINATED NOTES AND EXTRAORDINARY LOSS

   In April 1998, the Company sold $5.0 million aggregate principal amount of subordinated notes, together with common stock purchase warrants exercisable for an aggregate of 450,000 shares of the Company's common stock. Each of the 50 units sold consisted of $100,000 principal amount for the note and a warrant exercisable for 9,000 shares. The exercise price is $12.00 per share for 396,000 of the warrants and $15.50 for 54,000 of the warrants. Upon the closing of the initial public offering in August 1998, the notes plus accrued interest at 10% per annum were repaid.

   The Company recorded the fair value of the subordinated notes at $4.5 million and recorded as paid-in capital the remaining consideration of $410,000 net of offering expenses attributable to the fair value of the warrants. The effective interest rate on the subordinated notes based on the allocation is 12.8%. The Company repaid the subordinated notes at $5.0 million plus accrued interest. The repayment resulted in the Company's recording an extraordinary charge for the early repayment of indebtedness which, including debt issuance costs, resulted in an extraordinary charge in August 1998 of $566,000 after-tax, net of amortization of financing costs and original issue discount.

NOTE K--CAPITALIZED LEASE OBLIGATIONS

   The Company has entered into capital lease obligations to finance the purchase of computer equipment and furniture. The terms of these leases range from 36 to 48 months. The balance due on the leases was $972,342 and $1,651,637 as of December 31, 1997 and 1998, respectively. Interest rates range from 7.0% to 12.7%; and interest expense was $3,629, $60,647 and $133,174 in 1996, 1997 and 1998, respectively.

                          CREDITRUST CORPORATION

   For the year ended December 31, 1998, future minimum annual lease payments under capital leases together with their present value were as follows:

      As of December 31,
      ------------------
      1999......................................................... $   709,762
      2000.........................................................     709,762
      2001.........................................................     484,014
      2002.........................................................         526
                                                                    -----------
      Total minimum lease payments.................................   1,904,064
      Amount representing interest.................................    (252,427)
                                                                    -----------
      Present value of minimum lease payments...................... $ 1,651,637
                                                                    ===========

NOTE L--INCOME TAXES

   Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, following the guidance of SFAS No. 109, "Accounting for Income Taxes." These differences primarily result from the use of the cost recovery method of accounting for finance receivables for income tax purposes versus the effective interest rate method for financial reporting purposes and the recognition of securitizations as sales under SFAS No. 125 versus financing transactions for tax reporting.

   The provision for income taxes consists of the following for the years ended:

                                                         December 31,
                                                --------------------------------
                                                  1996      1997        1998
                                                --------- ---------  -----------
Current expense (refund)
  Federal...................................... $  52,794 $(161,050) $       --
  State........................................    13,443   (39,113)         --
                                                --------- ---------  -----------
                                                   66,237  (200,163)         --
Deferred
  Federal......................................   204,246   346,519    5,810,735
  State........................................    45,216    78,919    1,194,080
                                                --------- ---------  -----------
                                                  249,462   425,438    7,004,815
                                                --------- ---------  -----------
Total.......................................... $ 315,699 $ 225,275  $ 7,004,815
                                                ========= =========  ===========

                          CREDITRUST CORPORATION

   The net deferred tax liability consists of the following as of:

                                                             December 31,
                                                       ------------------------
                                                          1997         1998
                                                       ----------- ------------
Deferred tax assets
 Due to/from participants............................. $     7,378 $        --
 Deferred income......................................     345,822      116,493
 Net operating loss carryforward......................     230,674    5,846,392
 Other................................................     147,308       43,534
                                                       ----------- ------------
Gross deferred tax assets.............................     731,182    6,006,419
Deferred tax liabilities
 Finance receivables..................................   1,733,864      399,716
 Investment in securitizations........................         --    17,223,962
 Other................................................      91,164      297,494
                                                       ----------- ------------
Gross deferred tax liabilities........................   1,825,028   17,921,172
                                                       ----------- ------------
Net deferred tax liability............................ $ 1,093,846 $ 11,914,753
                                                       =========== ============

   The differences between the total income tax expense and the income tax expense computed using the federal income tax rate were as follows for the years ended December 31:

                                                1996      1997        1998
                                              --------- ---------  -----------
Pretax income................................ $ 789,599 $ 681,649  $17,766,133
                                              --------- ---------  -----------
Computed federal income taxes at 34%.........   268,464   231,761    6,040,485
Computed state income taxes, net of federal
 benefits....................................    36,479    31,492      820,795
Other taxes not based on income..............       --        --        44,818
Permanent differences........................    10,756     7,366       18,675
Other adjustments............................       --    (45,344)      80,042
                                              --------- ---------  -----------
Income tax expense........................... $ 315,699 $ 225,275  $ 7,004,815
                                              ========= =========  ===========

   The 1997 adjustment to the deferred tax liability is attributable to the Company's 1997 analysis of its 1996 and prior tax returns compared to the respective deferred tax liabilities. The Company's analysis resulted in 1996 and prior differences which were adjusted through the 1997 deferred tax liability. In 1997, the Company generated a net operating loss of $1.1 million for tax purposes, of which approximately $517,000 was carried back to prior years resulting in a refund of approximately $200,000. The remaining tax loss of $582,000 is available to offset future taxable earnings of the Company and expires on December 31, 2012. Additional net operating tax loss carryforward was generated in 1998 of $14.6 million and expires in December 31, 2018. Utilization of net operating losses is subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Management does not expect such limitations, if any, to impact the ultimate utilization of the carryforwards.

NOTE M--DEFERRED INCOME

   Occasionally, the Company purchases portfolios with commitments from a third party to purchase a portion of the newly acquired portfolio. During 1996, a complaint was filed against the Company by a buyer. On June 16, 1997, management settled the litigation which resulted in the complaint being dismissed, and the Company repurchased the portfolio for $1,037,819, as adjusted for collections until execution of the repurchase. As a result, in 1996, management deferred the gain on the transaction totaling $895,449.

                          CREDITRUST CORPORATION

   On February 9, 1998, the Company purchased the portfolio that was the subject of the deferral of income in 1996 for $1,037,819, and immediately resold the portfolio for $800,000 to an unrelated major credit card issuer. Consequently, in the first quarter of 1998, the Company recorded a gain on sale net of taxes on the resale and recognition of previously deferred income as follows:

     Proceeds from resale.......................................... $   800,000
     Deferred income recognized....................................     895,449
     Cost of portfolio.............................................  (1,037,819)
                                                                    -----------
     Gain on resale................................................     657,630
     Deferred taxes................................................    (253,976)
                                                                    -----------
     Gain after taxes.............................................. $   403,654
                                                                    ===========

NOTE N--COMMITMENTS AND CONTINGENCIES

 Leases

   The Company's former headquarters was leased until December 31, 1996. Rent expense under this lease for the year ended December 31, 1996, was $120,983.

   In January 1996, the Company entered into an agreement to lease a new headquarters and collection facility to accommodate future expansion. The lease commenced on May 1, 1996. The lease also provided reimbursement to the Company of $10,000 per month to cover rent expense at the former headquarters from the date of occupancy through December 31, 1996, which totaled $80,000 for the year. The Company recorded this amount as a lease incentive and is amortizing it straight-line over the term of the new lease. Rent expense for this lease for the years ended December 31, 1996, 1997 and 1998 net of the offset amortized, was $140,027, $210,040 and $249,883 respectively. In October 1998, the Company amended the lease to expand the leased space in return for additional monthly rent.

   In September 1997, the Company entered into an agreement to lease additional office space for its operations center to accommodate expansion. The lease required no payments for the first six months. The Company recorded the free rent period as a lease incentive and is amortizing it straight-line over the term of the lease. Rent expense for this lease for 1997 and 1998 was $531,932 and $405,203, respectively including $211,363 and $218,698 of accrued lease incentive, respectively.

   Future minimum operating lease commitments, net of reimbursements, are as follows:

     Year ending December 31,
     ------------------------
     1999.......................................................... $  830,678
     2000..........................................................    838,032
     2001..........................................................    871,507
     2002..........................................................    906,691
     2003..........................................................     12,946
                                                                    ----------
                                                                    $3,459,854
                                                                    ==========

   In January 1999, the Company entered into a facility lease agreement for a satellite operations center. The lease begins in February 1999 and expires in January 2003. The yearly commitment pursuant to this lease is $142,000. The Company has an option to terminate the lease after 24 months, or anytime thereafter, with three months prior notice.

                          CREDITRUST CORPORATION

 Forward Flow Agreements

   Beginning in September 1998, the Company entered into multiple forward flow agreements with certain financial institutions which obligate the Company to purchase, on a monthly basis, portfolios of charged-off receivables meeting certain criteria. The Company estimates its future minimum commitments pursuant to these agreements for 1999 and 2000 to be $130.7 million and $56.3 million, respectively, aggregating $187.0 million for the term of the agreements.

 Litigation

   The Company is involved in various litigation arising in the ordinary course of business. Management believes these items, individually or in aggregate, will not have a material adverse impact on the Company's financial position, results of operations or liquidity.

NOTE O--SERVICING FEES

   In June 1997, the Company arranged for a commercial bank to acquire, under an exclusive purchasing agent agreement, a portfolio of approximately $737 million of charged-off balances of credit card accounts originated by a major money center bank. In August 1997, the Company closed the acquisition for the bank and acquired the exclusive rights to the servicing, re-marketing and securitization of, and a majority interest in the underlying recoverable value of, the portfolio. Under the contract, the Company received servicing income of 85% of net collections through February 1998, and thereafter received 60% of net collections until the bank received a required amount under the contract. The Company securitized the portfolio in June 1998.

   In 1998 the Company completed two securitizations (see Note P). Pursuant to the securitizations the Company receives a fee of 20% of the collections of the receivables in the securitizations.

NOTE P--GAIN ON SALE--SECURITIZATIONS

   On June 19, 1998, a special purpose finance subsidiary formed by the Company issued $14.5 million aggregate principal amount of 6.43% Creditrust Receivables--Backed Notes, Series 1998-1. The notes are secured by a trust estate consisting substantially of consumer receivables previously owned by the Company with a carrying value as of June 1998 of approximately $4.8 million and all of the serviced receivables. The Company purchased the serviced receivables included in the securitization for $6.5 million. After payment of the purchase price of the serviced receivables, retirement of a credit facility and payment of transaction costs, the Company received cash of $5.8 million, recognized a gain on sale of $6.0 million and recorded an investment in securitizations of $4.6 million.

   On December 29, 1998, a special purpose finance subsidiary formed by the Company issued $27.5 million aggregate principal amount of 8.61% Creditrust Receivables--Backed Notes, Series 1998-2. The notes are secured by a trust estate consisting substantially of consumer receivables previously owned by the Company with a carrying value as of December 1998 of approximately $28.6 million. After retirement of a credit facility and payment of transaction costs, the Company received cash of $7.3 million, recognized a gain on sale of $11.0 million and recorded an investment in securitizations of $14.4 million.




NOTE Q--GAIN ON SALE--FINANCE RECEIVABLES

   The Company sold miscellaneous finance receivables in July 1998 for $800,000 to a major credit card issuer. The finance receivables sold were fully amortized, resulting in a gain on sale of $800,000.

                          CREDITRUST CORPORATION

NOTE R--STOCK OPTIONS

 Employee Stock Purchase Plan

   In conjunction with the initial public offering, the Company reserved a total of 100,000 shares of common stock for issuance pursuant to the 1998 Creditrust Employee Stock Purchase Plan. The plan is administered by the Board of Directors and is open to all eligible employees, who can purchase shares at a 15 percent discount to the fair market value, subject to certain annual limitations. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company will account for stock-based compensation on the intrinsic value-based method of Accounting Principles Board Opinion No. 25. As the plan is non-compensatory in nature, no compensation expense will be recorded for stock purchased pursuant to the plan.

 Stock Incentive Plan

   In conjunction with the initial public offering, the Company reserved a total of 800,000 shares of common stock for issuance pursuant to the 1998 Creditrust Stock Incentive Plan. The plan is administered by the Board of Directors and provides for the grant of stock options and other stock grants to directors and to all eligible employees of the Company, including executive officers and directors. Options granted under the plan are granted on such terms and at such prices as determined by the Board of Directors, except the per share exercise price may not be less than the fair market value of the common stock on the date of the grant. The Board of Directors has the authority to amend or terminate the plan, provided no such amendment or termination adversely affects the rights of any holder of any outstanding option without the written consent of such holder.

 Stock Options Issued

   The Company issues options to employees and members of its Board of Directors based on merit. The Company has accounted for its options under APB Opinion No. 25 and related interpretations. The options, which have a term of 10 years when issued, are granted at various times during the year and vest based upon individual grant specifications. The exercise price of each option equals or exceeds the market price of the Company's stock on the date of grant. No compensation cost has been recognized for employee options. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates, consistent with the method in Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings would have been decreased to the pro forma amounts indicated below:

                                                                       1998
                                                                    -----------
   Net earnings--as reported....................................... $10,194,895
   Net earnings--pro forma......................................... $10,042,687
   Net earnings per diluted common share--as reported..............       $1.48
   Net earnings per diluted common share--pro forma................       $1.45

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing method with the following weighted-average assumptions used for grants in 1998: expected volatility of 16%; risk-free interest rate of 5.15% and expected lives of 5 years.

                          CREDITRUST CORPORATION

   The following tables depict activity in the plan for the year ended December 31, 1998:

                                                                      Shares
                                                                      -------
   Options outstanding at beginning of year..........................      --
     Granted......................................................... 377,016
     Exercised.......................................................      --
     Forfeited....................................................... (64,516)
     Expired.........................................................      --
                                                                      -------
   Outstanding at end of year........................................ 312,500
   Options exercisable at year-end...................................  62,500
   Weighted-average fair value per share of options granted during
    the year.........................................................   $4.57
   Weighted-average exercise price ..................................  $15.68

NOTE S--SUPPLEMENTAL CASH FLOWS INFORMATION

 Supplemental Disclosures of Cash Flows Information

   The Company paid the following amounts for interest and income taxes during the years ended:

                                                             December 31,
                                                      --------------------------
                                                        1996     1997     1998
                                                      -------- -------- --------
   Interest.......................................... $287,530 $377,410 $615,750
                                                      -------- -------- --------
   Income taxes...................................... $181,681 $  8,000 $  2,940
                                                      -------- -------- --------

 Supplemental Disclosures of Non-cash Investing and Financing Activities

   The Company financed the following purchases of property and equipment with capitalized lease obligations during the years ended:

                                                          December 31,
                                                  ----------------------------
                                                  1996     1997       1998
                                                  ----- ---------- -----------
   Equipment and furniture purchases............. $ --  $1,051,193 $ 1,036,735
                                                  ----- ---------- -----------

   The Company recorded an unrealized gain on investment in securitizations as follows for the years ended:

                                                          December 31,
                                                  ----------------------------
                                                  1996     1997       1998
                                                  ----- ---------- -----------
   Unrealized gain on investment in
    securitizations.............................. $ --  $ --       $11,461,546
                                                  ----- ---------- -----------

NOTE T--SUBSEQUENT EVENT

   Subsequent to December 31, 1998, the Company filed a registration statement relating to a public offering of 2,400,000 shares of common stock by the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              450,000 Shares

                                  Common Stock


                               ----------------

                                   PROSPECTUS

                                      , 1999

                               ----------------



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth estimated expenses in connection with the offering described in this Registration Statement, all of which are to be borne by the Registrant. All amounts are estimates, except for the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee.

   Securities and Exchange Commission registration fee................. $ 2,901
   Nasdaq National Market listing fee..................................   9,000
   Printing and engraving expenses.....................................  25,000
   Legal fees and expenses.............................................  10,000
   Accounting fees and expenses........................................  25,000
   Transfer agent and registrar's fees.................................   1,000
   Miscellaneous expenses..............................................   2,099
                                                                        -------
     Total............................................................. $75,000
                                                                        =======

Item 14. Indemnification of Directors and Officers.

   The Charter of the Company provides that, to the fullest extent permitted by the Maryland General Corporation Law (the "MGCL"), the Company shall indemnify current and former directors and officers of the Company against any and all liabilities and expenses in connection with their services to the Company in such capacities. The Charter further mandates that the Company shall advance expenses to its directors and officers to the full extent permitted by the MGCL. The Charter also permits the Company, by action of its Board of Directors, to indemnify its employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

   The Company's Charter provides that, to the fullest extent that limitations on the liability of directors. And officers are permitted by the MGCL, no director or officer of the Company shall have any liability to the Company or its stockholders for monetary damages. The MGCL provides that a corporation's charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provision does not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or recission.

   The Charter of the Company authorizes the Company to purchase liability insurance for its officers and directors, and the Company currently maintains such insurance coverage on behalf of its officers and directors.

Item 15. Recent Sales of Unregistered Securities.

   The following information relates to unregistered securities issued or sold by the Company within the last three years:

   On April 2, 1998, the Registrant issued $5,000,000 principal amount of Senior Subordinated Notes, Series 1998 and Warrants to purchase 450,000 shares of common stock in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"), pursuant to Rule 506 under the Act. The

Placement Agents were Ferris, Baker Watts, Incorporated and Boenning & Scattergood, Inc. The net proceeds were used to purchase defaulted consumer receivables and for general corporate purposes. Neither the Registrant nor any person acting on its behalf offered or sold the Senior Subordinated Notes or Warrants by any form of general solicitation or general advertising. The Registrant reasonably believes that the Senior Subordinated Notes and Warrants were sold only to accredited investors, and the Registrant provided all material information available to the investors. Further, the Registrant exercised reasonable care to assure that the investors were not underwriters, as such term is defined in Section 2 (11) of the Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

 Exhibit
   No                                 Description
 -------                              -----------
   3.1   Charter of the Company.*
   3.2   By-Laws of the Company.*
   4.1   Form of stock certificate.*
   4.2   Form of Senior Subordinated Note, Series 1998.*
   4.3   Form of Common Stock Purchase Warrant.*
         Senior Subordinated Note Series and Common Stock Warrant Purchase
   4.4    Agreement.*
   4.5   Registration Rights Agreement.*
   5     Opinion of Piper & Marbury L.L.P.+
  10.1   Creditrust 1998 Stock Incentive Plan.*
  10.2   Creditrust 1998 Employee Stock Purchase Plan.*
  10.3   Employment Agreement between the Company and Jefferson B. Moore.*
  10.4   Employment Agreement between the Company and Richard J. Palmer.*
  10.5   Employment Agreement between the Company and John D. Frey.***
  10.6   Employment Agreement between the Company and John L. Davis.*
         Agreement dated March 13, 1997 by and between Crystal Hill Advisors
  10.7    and the Company.*
  10.8   Servicing Agreement, dated August 6, 1997, by and between Creditrust
          Corporation and Heartland Bank.*
  10.9   Loan and Security Agreement, dated September 23, 1996, by and between
          Oxford Capital Corporation and Signet Bank.*
  10.10  Lease Agreement, dated January 24, 1996, by and between BRIT Limited
          Partnership and Oxford Capital Corporation.*
  10.11  Lease Agreement, dated January 22, 1997, by and between A&E Partners and Creditrust Corporation.*
  10.12  First Amendment to Lease, dated February 27, 1997, by and between A&E
          Partners and Creditrust Corporation.*
  10.13  Indenture and Servicing Agreement, dated as of June 1, 1998, by and among Creditrust SPV2, LLC, Norwest Bank Minnesota, National
          Association, Creditrust Corporation and Asset Guaranty Insurance
          Company.*
         Limited Liability Company Agreement of Creditrust SPV2, LLC, dated
  10.14   June 19, 1998.*
  10.15  Indenture and Servicing Agreement, dated as of September 1, 1998, by and among Creditrust Funding I LLC, Norwest Bank Minnesota, National
          Association, Creditrust Corporation and Asset Guaranty Insurance
          Company.**
  10.16  Credit Agreement, dated as of October 28, 1998, between Creditrust
          Corporation, the Lenders party thereto and Sunrock Capital Corp.***
  10.17  Indenture and Servicing Agreement, dated as of December 29, 1998, by and among Creditrust SPV98-2, LLC, Norwest Bank Minnesota, National
          Association, Creditrust Corporation and Asset Guaranty Insurance
          Company.***
  10.18  Limited Liability Company Agreement of Creditrust SPV98-2, LLC, dated as of December 29, 1998.***

 Exhibit
   No                                 Description
 -------                              -----------
 10.19   Lease, dated January 11, 1999, by and between Butera Properties, LLC, as Landlord, and Creditrust Card Services Corporation, as Tenant. ***
 21.1    List of Subsidiaries.***
 23.1    Consent of Grant Thornton LLP.++
         Consent of Piper & Marbury L.L.P. (included in the opinion filed as
 23.2    Exhibit 5).+
 24      Powers of Attorney.+

--------
* Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (Reg. No. 333-50103) and incorporated herein by reference.
** Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998 and incorporated herein by reference.

*** Previously filed as an exhibit to the Company's Registration Statement on Form S-1, including Amendment No. 1 thereto (Reg. No. 333-70845), and incorporated herein by reference.

+   Previously filed.

++  Filed herewith.

(b) Financial Statement Schedules:

     None.

Item 17. Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of its Charter or Bylaws or laws of the State of Maryland or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this post-effective amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on February 26, 1999.

                                          Creditrust Corporation

                                            By:    /s/ Joseph K. Rensin
                                                -------------------------------
                                             Joseph K. Rensin Chairman of the
                                             Board and Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 1 to the registration statement has been signed by the following persons in the capacities indicated on this 26th day of February, 1999.

              Signature                         Title                Date
        /s/ Joseph K. Rensin            Chairman of the          February 26, 1999
-------------------------------------    Board and Chief
          Joseph K. Rensin               Executive Officer
                                         (Principal
                                         Executive Officer)

        /s/ Richard J. Palmer           Vice President,          February 26, 1999
-------------------------------------    Chief Financial
          Richard J. Palmer              Officer and
                                         Treasurer
                                         (Principal
                                         Financial and
                                         Accounting Officer)

                  *                     Director                 February 26, 1999
-------------------------------------
       Frederick W. Glassberg

                  *                     Director                 February 26, 1999
-------------------------------------
            John G. Moran

                  *                     Director                 February 26, 1999
-------------------------------------
          Michael S. Witlin

* By:    /s/ Joseph K. Rensin
   ---------------------------------
            Joseph K. Rensin
            Attorney in fact

                                 EXHIBIT INDEX

 Exhibit
   No                              Description                             Page
 -------                           -----------                             ----
   3.1   Charter of the Company.*
   3.2   By-Laws of the Company.*
   4.1   Form of stock certificate.*
   4.2   Form of Senior Subordinated Note, Series 1998.*
   4.3   Form of Common Stock Purchase Warrant.*
   4.4   Senior Subordinated Note Series and Common Stock Warrant
          Purchase Agreement.*
   4.5   Registration Rights Agreement.*
   5     Opinion of Piper & Marbury L.L.P.+
  10.1   Creditrust 1998 Stock Incentive Plan.*
  10.2   Creditrust 1998 Employee Stock Purchase Plan.*
  10.3   Employment Agreement between the Company and Jefferson B.
          Moore.*
  10.4   Employment Agreement between the Company and Richard J.
          Palmer.*
  10.5   Employment Agreement between the Company and John D. Frey.***
  10.6   Employment Agreement between the Company and John L. Davis.*
  10.7   Agreement dated March 13, 1997 by and between Crystal Hill
          Advisors and the Company.*
  10.8   Servicing Agreement, dated August 6, 1997, by and between
          Creditrust Corporation and Heartland Bank.*
  10.9   Loan and Security Agreement, dated September 23, 1996, by and between Oxford Capital Corporation and Signet Bank.*
  10.10  Lease Agreement, dated January 24, 1996, by and between BRIT
          Limited Partnership and Oxford Capital Corporation.*
  10.11  Lease Agreement, dated January 22, 1997, by and between A&E
          Partners and Creditrust Corporation.*
  10.12  First Amendment to Lease, dated February 27, 1997, by and between A&E Partners and Creditrust Corporation.*
  10.13  Indenture and Servicing Agreement, dated as of June 1, 1998, by and among Creditrust SPV2, LLC, Norwest Bank Minnesota,
          National Association, Creditrust Corporation and Asset
          Guaranty Insurance Company.*
  10.14  Limited Liability Company Agreement of Creditrust SPV2, LLC,
          dated June 19, 1998.*
  10.15  Indenture and Servicing Agreement, dated as of September 1,
          1998, by and among Creditrust Funding I LLC, Norwest Bank
          Minnesota, National Association, Creditrust Corporation and
          Asset Guaranty Insurance Company.**
  10.16  Credit Agreement, dated as of October 28, 1998, between
          Creditrust Corporation, the Lenders party thereto and Sunrock
          Capital Corp.***
  10.17  Indenture and Servicing Agreement, dated as of December 29,
          1998, by and among Creditrust SPV98-2, LLC, Norwest Bank
          Minnesota, National Association, Creditrust Corporation and
          Asset Guaranty Insurance Company.***